FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 9, 2008

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

EXECUTION COPY

This Form 6-K consists of:

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 20th day of December, 2007

BETWEEN:

NU-MEX URANIUM CORP., a corporation existing under the laws of the State of Nevada

(hereinafter referred to as “Nu-Mex”)

AND:

NWT URANIUM CORP., a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “NWT”)

WHEREAS:

(A) Nu-Mex and NWT propose to effect a business combination to combine the business and assets of NWT with those of Nu-Mex through the acquisition by Nu-Mex of all of the issued and outstanding common shares, options and warrants of NWT in exchange for Nu-Mex Common Shares (as defined herein);

(B) The parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario); and

(C) The Arrangement is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code (as defined herein), the Treasury Regulations (as herein defined) promulgated thereunder and other applicable U.S. federal income tax law;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

PART 1

DEFINITIONS, INTERPRETATION AND SCHEDULES

Definitions

1.1 In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) “affiliate” has the meaning ascribed to such term in the Securities Act (Ontario);

(b) “Agreement” means this arrangement agreement, together with the Schedules attached hereto, as amended or supplemented from time to time;

(c) “Applicable Securities Laws” means the applicable securities laws in force in the Provinces of British Columbia, Alberta and Ontario, and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices;

(d) “applicable privacy laws” means any and all applicable Laws relating to privacy and the collection use and disclosure of Personal Information in all applicable jurisdictions in Canada, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada);

(e) “Arrangement” means an arrangement under the provisions of section 182 of the OBCA on the terms and conditions set forth herein and in the Plan of Arrangement, subject to any amendment, variation or supplement thereto made in accordance with Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

(f) “Articles of Arrangement” means the articles of arrangement of NWT in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement;

(g) “Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or Albuquerque, New Mexico;

(h) “Canadian GAAP” means generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants as they exist on the date of this Agreement;

(i) “Change in NWT Recommendation” shall have the meaning ascribed thereto in §4.1(a);

(j) “Code” means the U.S. Internal Revenue Code of 1986, as amended;

(k) “Completion Deadline” means the date by which the Transaction is to be completed, which date shall be no later than May 15, 2008;

(l) “Court” means the Superior Court of Justice of Ontario;

(m) “Dalton Pass Option” means the option and joint venture governed by the Dalton Pass Option Contract, pursuant to which, among other things, Nu-Mex has the option to acquire up to a 65% interest in the Dalton Pass Property;

(n) “Dalton Pass Option Contract” means the option and joint venture agreement dated October 5, 2007 between Nu-Mex and Strathmore Resources (US) Ltd.;

(o) “Dalton Pass Property” means the property consisting of certain federal lode mining claims located between the Church Rock and Crownpoint uranium districts of the western Grants Mineral Belt in the State of New Mexico, which is subject to the Dalton Pass Option;

(p) “Daniel Lake Option” means the option governed by the Daniel Lake Option Contract, pursuant to which NWT has the option to earn an initial 50% interest, and an additional 15% interest, in the Daniel Lake Property;

(q) “Daniel Lake Option Contract” means the option agreement dated January 24, 2007 between NWT and Azimut Exploration Inc.;

(r) “Daniel Lake Property” means the property located in the Ungava Bay region of Northern Quebec, which is subject to the Daniel Lake Option;

(s) “Director” means the director appointed pursuant to section 278 of the OBCA;

(t) “Dissent Rights” means the rights of dissent exercisable by registered holders of NWT Common Shares in respect of the Arrangement provided for in Part 3 of the Plan of Arrangement;

(u) “EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system of the SEC;

(v) “Effective Date” shall have the meaning ascribed to such term in the Plan of Arrangement;

(w) “Effective Time” shall have the meaning ascribed to such term in the Plan of Arrangement;

(x) “Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(y) “Environmental Approvals” means all authorizations, approvals, orders, consents, filings, licenses or permits issued by any Governmental Entity;

(z) “Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(aa) “Exchanges” means the Toronto Stock Exchange and the TSX Venture Exchange, collectively;

(bb) “Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(cc) “FINRA” means the Financial Industry Regulatory Authority;

(dd) “Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ee) “Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(ff) “Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the Arrangement as contemplated in §2.5, providing for, among other things, the calling and holding of the NWT Meeting;

(gg) “IRS” means the U.S. Internal Revenue Service;

(hh) “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(ii) “Liability” of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(jj) “Material Adverse Effect” means, in respect of Nu-Mex or NWT, as the case may be, any effect resulting from any change, event or occurrence that is or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of, as the case may be, either Nu-Mex, or NWT, the NWT Subsidiaries or the NWT Significant Interest Company, on a consolidated basis, other than any effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Nu-Mex, or on NWT, the NWT Subsidiaries or the NWT Significant Interest Company on a consolidated basis; (iii) resulting from changes in the price of any commodity; (iv) a matter that has been publicly disclosed by a Party or otherwise disclosed in writing by a Party; (v) any action taken by a Party with the prior written consent of the other Party; or (vi) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or would have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(kk) “Mining Rights” means either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights recognized in the jurisdiction in which any of the applicable Party’s properties are located;

(ll) “Niger Uranium Property” means the project consisting of eight uranium concessions located in the Democratic Republic of Niger, which is held by Niger Uranium SA, a wholly-owned subsidiary of the NWT Significant Interest Company;

(mm) “Nose Rock Option” means the option and joint venture governed by the Nose Rock Option Contract, pursuant to which, among other things, Nu-Mex has the option to acquire up to a 65% interest in the Nose Rock Property;

(nn) “Nose Rock Option Contract” means the option and joint venture agreement dated September 14, 2007 between Nu-Mex and Strathmore Resources (US) Ltd.;

(oo) “Nose Rock Property” means the property located northeast of Crownpoint within the Grants Mineral Belt in the State of New Mexico, which is subject to the Nose Rock Option;

(pp) “North Rae Option” means the option governed by the North Rae Option Contract, pursuant to which NWT has the option to earn an initial 50% interest, and an additional 15% interest, in the North Rae Property;

(qq) “North Rae Option Contract” means the option agreement dated January 9, 2007 between NWT and Azimut Exploration Inc.;

(rr) “North Rae Property” means the property located in the Ungava Bay region of Northern Quebec, which is subject to the North Rae Option;

(ss) “Nu-Mex” has the meaning ascribed thereto in the Preamble;

(tt) “Nu-Mex Acquisition Proposal” means, in respect of Nu-Mex, any written proposal or offer made by any Person with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise), that could result in any Person (or group of Persons acting jointly or in concert), acquiring or beneficially owning or exercising control or direction over: (i) a material portion of the assets of Nu-Mex; or (ii) together with any of its common shares beneficially owned by such Person (or group of Persons acting jointly or in concert) or over which such Person (or group of Persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 20% or more of its common shares;

(uu) “Nu-Mex Acquisition Stock Option Plan” has the meaning ascribed thereto in the Plan of Arrangement;

(vv) “Nu-Mex Common Shares” mean common shares in the capital of Nu-Mex;

(ww) “Nu-Mex Disclosure Letter” means the letter of even date herewith delivered by Nu-Mex to NWT in a form accepted by NWT with respect to certain matters in this Agreement;

(xx) “Nu-Mex Documents” means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by Nu-Mex under the 1934 Act (such forms, reports, schedules, statements and documents, including any Schedules included therein);

(yy) “Nu-Mex Financial Statements” means the audited balance sheets of Nu-Mex as at February 28, 2007, audited statements of operations, audited statements of cash flows and audited statements of changes in stockholders’ deficiency of Nu-Mex for the financial years ended February 28, 2007 and 2006, the unaudited balance sheets of Nu-Mex as at August 31, 2007, and the unaudited statements of operations and unaudited statements of cash flows of Nu-Mex for the three and six and nine months ended August 31, 2007, and, in each case, the notes thereto;

(zz) “Nu-Mex Optioned Properties” means the Dalton Pass Property and the Nose Rock Property, collectively;

(aaa) “Nu-Mex Options” means those stock options to be issued by Nu-Mex to replace the NWT Options, as contemplated in the Plan of Arrangement;

(bbb) “Nu-Mex Property” means the Panther claim, record number 510012, located approximately 22 kilometers southeast of Port Hardy, British Columbia on Vancouver Island, just south of Father and Son Lake in the Alberni Mining District;

(ccc) “Nu-Mex Property Option Contracts” means the Dalton Pass Option Contract and the Nose Rock Option Contract, collectively;

(ddd) “Nu-Mex Property Options” means the Dalton Pass Option and the Nose Rock Option, collectively;

(eee) “Nu-Mex Purchase Proposal” means any inquiries or proposals by Nu-Mex regarding any business combination, take-over bid, purchase, merger, amalgamation, arrangement or other acquisition of the securities or the assets of any Person other than NWT;

(fff) “Nu-Mex Securities” means the Nu-Mex Common Shares, Nu-Mex Options and Nu-Mex Warrants to be issued pursuant to the Plan of Arrangement, collectively;

(ggg) “Nu-Mex Warrants” means those common share purchase warrants to be issued by Nu-Mex to replace the NWT Warrants, as contemplated in the Plan of Arrangement;

(hhh) “NWT” has the meaning ascribed thereto in the Preamble;

(iii) “NWT Acquisition Proposal” means, in respect of NWT, any written proposal or offer made by any Person, other than Nu-Mex or an affiliate of Nu-Mex, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise), that could result in any Person (or group of Persons acting jointly or in concert), other than Nu-Mex or any of its affiliates, acquiring or beneficially owning or exercising control or direction over: (i) a material portion of the assets of NWT and the NWT Subsidiaries, on a consolidated basis; or (ii) together with any of its common shares or any equity shares or voting shares of any of the NWT Subsidiaries beneficially owned by such Person (or group of Persons acting jointly or in concert) or over which such Person (or group of Persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 20% or more of its common shares or the equity shares or voting shares of any of the NWT Subsidiaries;

(jjj) “NWT Common Shares” means common shares in the capital of NWT;

(kkk) “NWT Disclosure Letter” means the letter of even date herewith delivered by NWT to Nu-Mex in a form accepted by Nu-Mex with respect to certain matters in this Agreement;

(lll) “NWT Documents” means all forms, reports, schedules, statements, certifications, press releases, material change reports and other documents required to be filed by NWT under the Applicable Securities Laws (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any Schedules included therein);

(mmm) “NWT Financial Statements” means the audited consolidated balance sheets of NWT as at December 31, 2006 and 2005, the audited consolidated statements of operations and deficits, audited consolidated statements of cash flows, audited consolidated statements of shareholders’ equity, and audited consolidated statements of interest in exploration properties and deferred exploration expenditures of NWT for the financial years ended December 31, 2006, 2005 and 2004, the unaudited consolidated balance sheets of NWT as at September 30, 2007, and the unaudited consolidated statements of income (loss) and comprehensive income, unaudited consolidated statements of cash flows, unaudited consolidated statements of shareholders’ equity, unaudited consolidated statements of interest in exploration properties and deferred exploration expenditures of NWT for the three and nine months ended September 30, 2007, and, in each case, the notes thereto;

(nnn) “NWT Meeting” means the special meeting, including any adjournments or postponements thereof, of the NWT Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the NWT Resolution;

(ooo) “NWT Optioned Properties” means the Daniel Lake Property, North Rae Property and the Pichachos Property, collectively;

(ppp) “NWT Options” means those options entitling the respective holders thereof to purchase NWT Common Shares, as disclosed in the NWT Disclosure Letter, collectively;

(qqq) “NWT Option Plan” means the 2007 Stock Option Plan of NWT;

(rrr) “NWT Property Options” means the Daniel Lake Option, North Rae Option and the Pichachos Option, collectively;

(sss) “NWT Property Option Contracts” means the Daniel Lake Option Contract, North Rae Option Contract and the Pichachos Option Contract, collectively;

(ttt) “NWT Properties” means the two uranium properties, named Irhazer and In Gall, in the Democratic Republic of Niger, which are subject to certain mining conventions entered into by NWT with the Government of Niger, which are now owned by the NWT Significant Interest Company;

(uuu) “NWT Resolution” means the special resolution approving the Plan of Arrangement to be considered by the holders of NWT Common Shares approving the Arrangement and this Agreement;

(vvv) “NWT Shareholders” means, at any time, the holders of NWT Common Shares;

(www) “NWT Securityholder Approval” shall have the meaning ascribed to such term in §2.5(b) hereof;

(xxx) “NWT Significant Interest Company” means Niger Uranium Limited;

(yyy) “NWT Subsidiaries” means, collectively, Northwest Mineral Ventures (USA) Inc. and Northwest Mineral Mexico SA de C.V.;

(zzz) “NWT Warrants” means those common share purchase warrants entitling the respective holders thereof to purchase NWT Common Shares, as disclosed in the NWT Disclosure Letter, collectively;

(aaaa) “OBCA” means the Business Corporations Act (Ontario);

(bbbb) “Party” means either NWT or Nu-Mex and “Parties” means each of NWT and Nu-Mex;

(cccc) “Person” means any individual, partnership, company, corporation, firm, unincorporated association, joint venture, trust, the Crown or any other agency or instrumentality thereof or any other judicial entity or person, government or governmental agency, authority or entity howsoever designated or constituted;

(dddd) “Personal Information” means information about an individual transferred to Nu-Mex by NWT as a condition of the Arrangement, but does not include an individual’s name, position name or title, business telephone number, business address, business email or business fax number;

(eeee) “Pichachos Property” means the property located in Durango, Mexico, which is subject to the Pichachos Option;

(ffff) “Pichachos Option” means the option governed by the Pichahos Option Contract, pursuant to which NWT has the option to earn up to a 70% interest in the Pichachos Property;

(gggg) “Pichachos Option Contract” means the option agreement dated December 22, 2006 between NWT and Yamana Gold Inc.;

(hhhh) “Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 5.1 of the Plan of Arrangement, this Agreement or made at the direction of the Court in the Final Order;

(iiii) “Proxy Circular” means the management information circular to be prepared by NWT in respect of the NWT Meeting;

(jjjj) “Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous

Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(kkkk) “Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(llll) “SEC” means the United States Securities and Exchange Commission;

(mmmm) “SEDAR” means the System for Electronic Document Analysis and Retrieval operated by CDS Inc. on behalf of the Canadian Securities Administrators;

(nnnn) “Securities Authorities” means the Securities Commissions of British Columbia, Alberta and Ontario, the SEC and FINRA, collectively;

(oooo) “Share Exchange Ratio” means four-tenths of one Nu-Mex Common Share for each NWT Common Share;

(pppp) “Standstill Agreement” means the standstill letter agreement dated November 18, 2007 between Nu-Mex and NWT;

(qqqq) “Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(rrrr) “Superior Proposal” means a bona fide written NWT Acquisition Proposal made on an unsolicited basis after the date hereof by a third party (other than Nu-Mex or its affiliates), directly or indirectly, that:

(i) did not result from a breach of §6.1(a) of this Agreement;

(ii) contemplates (A) an offer to be made to all NWT Shareholders to acquire all of their NWT Common Shares or (B) an amalgamation, arrangement, take-over bid or other transaction pursuant to which such third party would, directly or indirectly, acquire all of the outstanding NWT Common Shares; and

(iii) in the good faith determination of the NWT directors (after consultation with its financial advisors and outside legal counsel) would, if consummated in accordance with its terms, result in a transaction more favourable to NWT Shareholders from a financial point of view than the transactions contemplated by this Agreement;

(ssss) “Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(tttt) “Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(uuuu) “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(vvvv) “Termination Fee” shall mean an amount payable in cash equal to the greater of: (i) five million dollars ($5,000,000); and (ii) two percent (2%) of the market capitalization of NWT, determined as of the close of business on the last Business Day prior to the date on which the Termination Fee Event occurred;

(wwww) “Termination Fee Event” shall mean each or every of those events set forth in §6.5;

(xxxx) “Transaction” means the consummation of the Arrangement as contemplated herein and in the Plan of Arrangement;

(yyyy) “Treasury Regulations” mean treasury regulations issued by the U.S. Treasury Department;

(zzzz) U.S. GAAP” means accounting principles generally accepted in the United States of America;

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America;

(aaaaa) “1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America; and

(bbbbb) “1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America.

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Interpretation Not Affected by Headings

1.2 The division of this Agreement into parts, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the Schedules attached hereto and not to any particular part, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Number and Gender

1.3 In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

Date for any Action

1.4 If the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Statutory References

1.5 Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Currency

1.6 Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Invalidity of Provisions

1.7 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

No Strict Construction

1.8 The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

Accounting Matters

1.9 Unless otherwise stated, all accounting terms used in this Agreement shall have the meaning attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Knowledge

1.10 Where the phrases “to the knowledge of Nu-Mex” or “to Nu-Mex’s knowledge” or “to the knowledge of NWT” or “to NWT’s knowledge” are used in respect of Nu-Mex, NWT, the NWT Subsidiaries or the NWT Significant Interest Company, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (i) in the case of Nu-Mex the collective actual knowledge (without independent investigation) of Mr. D. Bruce Horton, President and Chief Executive Officer, and Mr. Henry Martyn Fowlds, Chief Financial Officer, Corporate Secretary and Treasurer; (ii) in the case of NWT, or the NWT Subsidiaries or the NWT Significant Interest Company, the collective actual knowledge (without independent investigation) of Mr. Marek J. Kreczmer, President and Chief Executive Officer of NWT, and Mr. William Thomas, Chief Financial Officer of NWT; (iii) in the case any Nu-Mex Optioned Properties or any Nu-Mex Property, to the collective actual knowledge of Mr. D. Bruce Horton and Mr. Richard Cherry; (iv) in the case of any NWT Property, NWT Optioned Properties, any NWT Property Options, the NWT Significant Interest Company and the Niger Uranium Property, to the collective actual knowledge of Mr. Marek J. Kreczmer and Mr. William Thomas and, in each case, that no named officer has actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

Schedule

1.11 The following Schedule is attached to, and is deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement

PART 2

THE ARRANGEMENT

Arrangement

2.1 At the Effective Time, NWT and Nu-Mex will effect a combination of their respective businesses and assets by way of an Arrangement under the OBCA pursuant to and in accordance with the Plan of Arrangement.

Consultation

2.2 Nu-Mex and NWT will use reasonable commercial efforts to consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or Exchange with respect thereto. Each of Nu-Mex and NWT shall use its commercially reasonable efforts to enable the other Party to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

Implementation Steps by NWT

2.3 Subject to the terms of this Agreement, NWT covenants in favour of Nu-Mex that NWT shall:

(a) as soon as reasonably practicable, but no later than March 22, 2008, apply to the Court in a manner acceptable to Nu-Mex, acting reasonably, under Section 182 of the OBCA for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b) lawfully convene and hold the NWT Meeting for the purpose of considering the NWT Resolution (and for no other purpose unless agreed to by Nu-Mex, acting reasonably) as soon as reasonably practicable, and in any event, no later than April 28, 2008, subject to adjournments or postponements which may be permitted pursuant to the terms of the Interim Order and Applicable Securities Laws;

(c) subject to obtaining the approvals as are required by the Interim Order, as soon as practicable after the NWT Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement but in any event, no later than May 8, 2008;

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities to give effect to the Arrangement;

(e) permit Nu-Mex and its counsel an opportunity to review and comment upon drafts of all material to be filed by NWT with the Court in connection with the Arrangement, including without limitation, the Proxy Circular and any supplement or amendment contemplated by this Agreement, permit Nu-Mex and its counsel to provide the disclosure with respect to Nu-Mex to be included in the Proxy Circular (including pro forma financial statements in accordance with Canadian GAAP) and any supplement or amendment contemplated by this Agreement and provide counsel to Nu-Mex on a timely basis with copies of any notice of appearance and evidence served on NWT or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by NWT indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(f) not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with Nu-Mex’s prior written consent, such consent not be unreasonably withheld or delayed; and

(g) following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of NWT and Nu-Mex set forth herein, at a time and on a date to be agreed by Nu-Mex and NWT, file the Final Order and such other documents as required by the Director in order for the Arrangement to become effective.

Implementation Steps by Nu-Mex

2.4 Nu-Mex covenants in favour of NWT that Nu-Mex shall:

(a) review and comment on, or provide disclosure for, in a timely manner without delay, all materials delivered to them by NWT under §2.3 for their review and comment or which requires the provision of disclosure;

(b) cooperate with and consent to NWT seeking the Interim Order and the Final Order;

(c) prior to the Effective Time, use its commercially reasonable efforts to obtain all United States state securities or “blue sky” authorizations necessary to issue the Nu-Mex Securities issuable pursuant to the Arrangement; and

(d) prior to the Effective Time, use its commercially reasonable efforts to cause the Nu-Mex Common Shares issuable pursuant to the Arrangement to be conditionally approved for listing on the Toronto Stock Exchange, including, without limitation, the change of the Nu-Mex charter documents in accordance with the requirements of the Toronto Stock Exchange.

Interim Order

2.5 The Interim Order shall provide, subject to the Court ordering otherwise:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the NWT Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the NWT Resolution shall be 66 2/3% of the votes cast on the NWT Resolution by the holders of NWT Common Shares present in person or represented by proxy at the NWT Meeting (the “NWT Securityholder Approval”);

(c) that in all other respects, the terms, conditions and restrictions of the NWT constating documents, including quorum requirements and other matters, shall apply in respect of the NWT Meeting;

(d) for the grant of the Dissent Rights;

(e) for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f) that the NWT Meeting may be adjourned or postponed from time to time by management of NWT without the need for additional approval of the Court;

(g) that the record date for NWT Shareholders entitled to notice of their right to vote at the NWT Meeting will not change in respect of any adjournment(s) or postponement(s) of the NWT Meeting; and

(h) notice to Nu-Mex of the NWT Meeting and the right of other persons to attend the NWT Meeting.

The notices of motion and related materials for the applications referred to in this §2.5 shall be in a form satisfactory to NWT and Nu-Mex, each acting reasonably.

Proxy Circular

2.6 NWT shall prepare and file, on or before March 28, 2008, the Proxy Circular (which shall be in a form satisfactory to Nu-Mex, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and, on or before March 28, 2008, mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to or provided by Nu-Mex, which, when provided by Nu-Mex, shall not contain any misrepresentation (as defined under applicable securities legislation and requirements). In the event that the report complying with the provisions of NI 43-101 of the Canadian Securities Administrators together with all required consents has not been provided by Nu-Mex on or before March 10, 2008, the dates by which NWT is required to file and mail the Proxy Circular shall be amended to such dates which are five days and seven days, respectively, following the delivery of such reports and consents.

Closing

2.7 The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 8:00 a.m. (Toronto time) on the Effective Date.

U.S. Tax Matters

2.8 The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. The Parties agree to treat the

Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agree to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party currently has any intention and at closing will not have any intention to take any action, fail to take any action, cause any action to be taken or cause any action not to be taken that could reasonably be expected to prevent the Arrangement from qualifying as a “reorganization” within the meaning of Section 368(a)(1) of the Code with respect to NWT and the NWT Shareholders.

2.9 Notwithstanding the covenants set forth in §2.8 and elsewhere in this Agreement, it is understood and agreed that neither Nu-Mex nor any of its affiliates can provide any assurances to NWT or any NWT Shareholder, any holder of NWT Options or any holder of NWT Warrants regarding the United States or Canadian federal income tax consequences of the Arrangement to any NWT Shareholder, any holder of NWT Options or any holder of NWT Warrants.

PART 3

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of NWT

3.1 NWT hereby represents and warrants to Nu-Mex, and hereby acknowledges that Nu-Mex is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows, save and except as set out in the NWT Disclosure Letter:

(a) Organization. NWT and each of the NWT Subsidiaries and the NWT Significant Interest Company has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. NWT and each of the NWT Subsidiaries and the NWT Significant Interest Company is registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on NWT. The only business activities of the NWT Subsidiaries is the operation by Northwest Mineral Mexico S.A. de C.V. of operations under the Pichachos Option Contract. All of the outstanding shares of the NWT Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the NWT Subsidiaries are owned, directly or indirectly, by NWT. NWT owns 38.5% of the issued and outstanding shares of the NWT Significant Interest Company (31,955,000 shares out of a total of 83,000,000 shares). Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable NWT Subsidiary or the NWT Significant Interest Company, the outstanding shares of each of the NWT Subsidiaries which are owned by NWT and of the NWT Significant Interest Company which are owned by NWT, are owned by NWT, free and clear of all Encumbrances and neither NWT nor either of the NWT Subsidiaries nor the NWT Significant Interest Company is liable to any of NWT or a NWT Subsidiary or the NWT Significant Interest Company or to any creditor in respect thereof. Except pursuant to this Agreement and the Transaction, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, either of the NWT Subsidiaries from NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company (with respect to the latter company, save and except for stock options granted to directors of the NWT Significant Interest Company).

(b) Capitalization. The authorized capital of NWT consists of an unlimited number of NWT Common Shares without par value. As at November 30, 2007, there were: (i) 105,831,342 NWT Common Shares outstanding; (ii) options to acquire an aggregate of 3,760,000 NWT Common Shares outstanding as more fully described in the NWT Disclosure Letter; and (iii) warrants to acquire an aggregate of 10,617,467 NWT Common Shares outstanding. Except pursuant to this Agreement and the Transaction, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating NWT or either of the NWT Subsidiaries to issue or sell any shares of NWT, or either of the NWT Subsidiaries, any securities or obligations of any kind convertible into or exchangeable for any shares of NWT or either of the NWT Subsidiaries. All outstanding NWT Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of NWT or either of the NWT Subsidiaries having the right to vote with the NWT Shareholders on any matter. There are no outstanding contractual obligations of NWT or of either of the NWT Subsidiaries or the NWT Significant Interest Company to repurchase, redeem or otherwise acquire any outstanding NWT Common Shares or with respect to the voting or disposition of any outstanding NWT Common Shares.

(c) Authority. NWT has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by NWT as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by NWT and the completion by NWT of the Transaction have been authorized by the directors of NWT and, subject to obtaining the NWT Securityholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of NWT are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by NWT and constitutes a legal, valid and binding obligation of NWT, enforceable against NWT in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by NWT of this

Agreement and the performance by NWT of its obligations hereunder and the completion of the Transaction, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) the articles, by-laws (or their equivalent) of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company,

(B) any Law, or

(C) any contract, agreement, license or permit to which NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company is bound or is subject to or of which NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on NWT;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on NWT;

(iii) result in the imposition of any Encumbrance upon any of the property or assets of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company or restrict, hinder, impair or limit the ability of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company to conduct the business of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on NWT; or

(iv) result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of NWT or either NWT Subsidiary or the NWT Significant Interest Company or increase any benefits otherwise payable under any pension or benefits plan of NWT or either NWT Subsidiary or the NWT Significant Interest Company or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company in connection with the execution and delivery of this Agreement or the consummation by NWT of the Transaction other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the OBCA and filings with and approvals required by Securities Authorities and Exchanges;

(iv) any other consents, waivers, permits, orders or approvals referred to in the NWT Disclosure Letter; or which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on NWT.

(d) Directors’ Approvals. The board of directors of NWT has received a verbal opinion from Evans & Evans, Inc., the financial advisor to the board of directors of NWT, that the Share Exchange Ratio is fair, from a financial point of view, to the NWT Shareholders, provided that the financing set forth in Section 5.2(h) is completed, and the directors of NWT have unanimously:

(i) determined that the consideration to be received under the Arrangement is fair from a financial point of view to the NWT Shareholders and is in the best interests of NWT and the NWT Shareholders;

(ii) resolved to recommend that the NWT Shareholders vote in favour of the NWT Resolution, subject to the said condition contained in the Evans & Evans, Inc. opinion; and

(iii) authorized the entering into of this Agreement, and the performance of its provisions, by NWT, subject to the said condition contained in the Evans & Evans, Inc. opinion.

(e) NWT Subsidiaries. The only Subsidiaries of NWT are the NWT Subsidiaries and save and except for the NWT Subsidiaries and the NWT Significant Interest Company and Niger Uranium S.A., NWT does not own, directly or indirectly, voting or equity interests in any other companies or entities.

(f) No Defaults. None of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company is in default under and, to the knowledge of NWT, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company under any contract, agreement or licence that is material to the conduct of the business of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company, to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on NWT.

(g) Absence of Changes. Since December 31, 2006, except as set out in the NWT Documents filed on SEDAR:

(i) NWT and each of the NWT Subsidiaries and the NWT Significant Interest Company has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) none of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company has incurred or suffered a Material Adverse Change;

(iii) there has not been any acquisition or sale by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company of any material property or assets thereof;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company of any debt for borrowed money, any creation or assumption by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company of any Encumbrance, any making by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company of any loan, advance or capital contribution to or investment in any other Person (other than (a) loans and advances in an aggregate amount that does not exceed $150,000 outstanding at any time, and (b) loans made to other NWT Subsidiaries or the NWT Significant Interest Company) or any entering into, amendment of, relinquishment, termination or non-renewal by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on NWT;

(v) NWT has not declared or paid any dividends or made any other distribution on any of the NWT Common Shares;

(vi) NWT has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding NWT Common Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of NWT Options pursuant to the NWT Option Plan) made to, for or with any of such directors or officers;

(viii) NWT has not effected any material change in its accounting methods, principles or practices; and

(ix) NWT has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h) Employment Agreements. Except as set out in the NWT Documents filed on SEDAR:

(i) none of NWT or either of the NWT Subsidiaries nor the NWT Significant Interest Company is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company that cannot be terminated without payment of a maximum of one year of that individual’s salary;

(ii) none of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company has any employee or consultant whose employment or contract with NWT or the NWT Subsidiary or the NWT Significant Interest Company, respectively, cannot be terminated without payment upon a maximum of one years’ notice; and

(iii) none of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of NWT, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of NWT, pending or threatened strike or lockout.

(i) Financial Matters. The NWT Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of NWT at the respective dates indicated and the results of operations of NWT for the periods covered on a consolidated basis. Neither NWT nor either of the NWT Subsidiaries nor the NWT Significant Interest Company has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of NWT for the three month period ended March 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business consistent with past practice (including the business of operating, developing, constructing and exploring the NWT mineral projects) since March 31, 2007, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on NWT.

(j) Books and Records. The corporate records and minute books of NWT and the NWT Subsidiaries and the NWT Significant Interest Company have been maintained in all material respects in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on NWT. The financial books and records and accounts of NWT and the NWT Subsidiaries and the NWT Significant Interest Company in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of NWT and the NWT Subsidiaries and the NWT Significant

Interest Company; and (iii) accurately and fairly reflect the basis for the NWT Financial Statements.

(k) Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in §3.1(r) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of NWT, threatened against or relating to NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on NWT. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of NWT, threatened against or relating to NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company before any Governmental Entity. None of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company nor any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of NWT or the NWT Subsidiaries or the NWT Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on NWT.

(l) Licenses, etc. NWT and each of the NWT Subsidiaries and the NWT Significant Interest Company hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on NWT. In particular, without limiting the generality of the foregoing, neither NWT nor either of the NWT Subsidiaries and the NWT Significant Interest Company has received any written notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received written notice of the revocation or cancellation of, or any intention to revoke or cancel, any Mining Rights, groups of claims, exploration rights, concessions or leases with respect to any of the NWT Properties and/or NWT Optioned Properties where such revocation or cancellation would have a Material Adverse Effect on NWT.

(m) Title. NWT or the NWT Significant Interest Company is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of their material property or assets and no other Mining Rights are necessary for the conduct of the business of NWT or the NWT Significant Interest Company as currently conducted, none of NWT or the NWT Significant Interest Company knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and none of NWT nor the NWT Significant Interest Company has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any

Person with respect to such Mining Rights. The NWT Disclosure Letter sets out a summary of the NWT Properties and the NWT Optioned Properties. Applying customary standards in the mining industry, (i) the NWT Significant Interest Company has sufficient title to, or valid leasehold interests in the NWT Properties for the conduct of the business of the NWT Significant Interest Company as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the NWT Significant Interest Company; (ii) NWT has valid contractual rights in the NWT Optioned Properties for the conduct of business of NWT as contemplated in the NWT Property Option Contracts; (iii) each of the NWT Property Option Contracts is in full force and effect and constitutes a legal, valid and binding agreement of NWT and NWT is not in violation of breach of or default under any of the NWT Property Option Contracts except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NWT; and (iv) all tangible personal property of NWT and the NWT Significant Interest Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on NWT.

(n) Mining Rights. The NWT Significant Interest Company holds the Mining Rights in respect of the ore bodies and minerals located in the NWT Properties under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the NWT Significant Interest Company to explore for the minerals relating thereto; NWT or the NWT Significant Interest Company have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which they have an interest granting NWT or the NWT Significant Interest Company, as applicable, the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the applicable entity and the business of NWT as it is currently conducted, with only such exceptions as do not materially interfere with the use made by NWT or the NWT Significant Interest Company of the rights or interest so held; and each of the property interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of NWT or the NWT Significant Interest Company except where the failure to be so would not have a Material Adverse Effect on NWT. The Mining Rights in respect of the NWT Properties are all of the material Mining Rights held by NWT (which are held indirectly by the NWT Significant Interest Company). NWT (as a whole) has no interest in any properties other than the NWT Properties (through the NWT Significant Interest Company) and the NWT Optioned Properties.

(o) Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources of NWT disclosed in the NWT Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws including, without limitation, National Instrument 43-101 of the Canadian Securities Administrators. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources at the NWT Optioned Properties taken as a whole, from the amounts disclosed publicly by NWT.

(p) Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on NWT:

(i) all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of NWT and the NWT Significant Interest Company have been properly and timely paid; and

(ii) all mineral exploration and development activities conducted by NWT or the NWT Significant Interest Company on any NWT Property or the NWT Optioned Property have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(q) Insurance. NWT maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(r) Environmental.

(i) Each of NWT and the NWT Significant Interest Company is operating and has operated in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NWT.

(ii) The NWT Properties, since the NWT Significant Interest Company acquired an interest therein, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on NWT. None of NWT or the NWT Significant Interest Company or, to the knowledge of NWT, any other Person in control of any NWT Property or NWT Optioned Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any NWT Property or NWT Optioned Property, except in compliance with all Environmental Laws, and except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on NWT. All Hazardous Substances handled, recycled, disposed of, treated or stored in connection with the use or operation of the NWT Properties or the NWT Optioned Property by NWT or the NWT Significant Interest Company, on or off site of the NWT Properties or the NWT Optioned Properties have been handled, recycled, disposed of, treated and stored in material compliance with all

Environmental Laws while NWT or the NWT Significant Interest Company have been in possession of the NWT Properties or the NWT Optioned Properties except to the extent that any non-compliance would not be reasonably likely to have a Material Adverse Effect on NWT. To the knowledge of NWT, there are no Hazardous Substances at, in, on, under or migrating from any NWT Property or the NWT Optioned Properties, except in material compliance with all Environmental Laws.

(iii) None of NWT or the NWT Significant Interest Company has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of NWT, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is, to the knowledge of NWT, the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against NWT or the NWT Significant Interest Company. To the knowledge of NWT, no site or facility now or previously owned, operated or leased by NWT or the NWT Significant Interest Company is listed or, to the knowledge of NWT, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action, except to the extent that such Remedial Action would not have a Material Adverse Effect on NWT.

(iv) Except to the extent not reasonably expected to have a Material Adverse Effect on NWT, none of NWT or the NWT Significant Interest Company has caused or permitted the Release of any Hazardous Substances on or to any of the NWT Properties or the NWT Optioned Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (ii) would be reasonably likely to result in the imposition of a lien, charge or other encumbrance on or the expropriation of any of the NWT Properties or the NWT Optioned Properties or the assets of any of NWT or the NWT Significant Interest Company.

(v) Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to NWT, none of NWT or the NWT Significant Interest Company has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(s) Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to NWT:

(i) Each of NWT and the NWT Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii) Each of NWT and the NWT Subsidiaries has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii) The charges, accruals and reserves for Taxes reflected on the NWT Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of NWT, adequate under Canadian GAAP to cover Taxes with respect to NWT and the NWT Subsidiaries accruing through the date hereof.

(iv) There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of NWT, threatened against any of NWT or the NWT Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns.

(v) No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to NWT or either of the NWT Subsidiaries. NWT was not previously subject to the U.S. (tax) inversion rules as defined under IRC section 7874.

(t) Pension and Employee Benefits. NWT and the NWT Significant Interest Company have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of NWT or the NWT Significant Interest Company, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon NWT and the NWT Significant Interest Company, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on NWT.

(u) Reporting Status. NWT is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. The NWT Common Shares are listed on the TSX Venture Exchange.

(v) Reports. Since December 31, 2006, NWT has filed with the Securities Authorities in which it is a “reporting issuer”, the TSX Venture Exchange and all applicable self-regulatory authorities a true and complete copy of the NWT Documents. The NWT Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over NWT except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on NWT. NWT has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. Neither of the NWT Subsidiaries are required to file any reports or other documents with any of the Securities Authorities or the Exchange.

(w) Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in §3.1(r) above), NWT and the NWT Subsidiaries and the NWT Significant Interest Company have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on NWT.

(x) No Cease Trade. NWT is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of NWT, no investigation or other proceedings involving NWT that may operate to prevent or restrict trading of any securities of NWT are currently in progress or pending before any applicable stock exchange or Securities Authority.

(y) No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from NWT or the NWT Significant Interest Company of any of the material assets of NWT or the NWT Significant Interest Company, other than as described in the NWT Documents.

(z) NWT Optioned Properties. Except to the extent that such effect would not result in a Material Adverse Change to NWT, to the knowledge of NWT:

(i) there exists no event, condition or occurrence which, after the notice or lapse of time or both, would constitute a default by any party to any NWT Property Option Contract;

(ii) since the respective dates of the relevant NWT Property Option Contracts, all activities conducted by or on behalf of NWT with respect to the NWT Optioned Properties have been conducted in the ordinary and regular course of business consistent with past practice;

(iii) a Material Adverse Change has not occurred with respect to the NWT Property Option Contracts;

(iv) all of the requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on relating to the NWT Optioned Properties are valid and subsisting and in good standing in all materials respects;

(v) all real and tangible personal property related to the NWT Optioned Properties held by NWT are in generally good repair and are operational and usable in the manner in which they are currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on NWT;

(vi) no notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under Environmental Law relating to the NWT Optioned Properties has been issued or initiated by any Person or Governmental Entity;

(vii) all activities on the NWT Optioned Properties have been conducted in compliance with all applicable Laws;

(viii) save and except for forfeiture of a NWT Property Option in the event of material non-compliance with NWT’s obligations under the relevant NWT Property Option Contract, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the acquisition from NWT of its interest in any NWT Property Option;

(ix) there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of NWT, threatened against or relating to any NWT Property Option, or affecting any NWT Optioned Property, before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on NWT; and

(x) there has not been any acquisition or sale of any material property or assets that make up any NWT Optioned Property.

(aa) Certain Contracts. None of NWT or the NWT Significant Interest Company is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of NWT or the NWT Significant Interest Company are conducted, (ii) limit any business practice of NWT or the NWT Significant Interest Company in any material respect, or (iii) restrict any acquisition or disposition of any property by NWT or the NWT Significant Interest Company in any material respect.

(bb) Liabilities. There are no material Liabilities of NWT or of the NWT Subsidiaries or the NWT Significant Interest Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the NWT Financial Statements, except those incurred in the ordinary course of their respective businesses since December 31, 2006.

(cc) No Adverse Change. Except as set out in the NWT Financial Statements and the NWT Documents, there has not been any adverse material change of any kind whatsoever in the financial position or condition of NWT taken as a whole or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course.

(dd) No Indebtedness. None of NWT or the NWT Subsidiaries or the NWT Significant Interest Company owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with NWT, except as set forth in the NWT Financial Statements and the NWT Documents, and except for payroll obligations in the normal course of business and employee expense reimbursement.

(ee) No Agreement to Merge. None of NWT or the NWT Subsidiaries or the NWT Significant Interest Company has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(ff) No Significant Transactions. There are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions”, as such terms are defined in Applicable Securities Laws, for which NWT is required, pursuant to Applicable Securities Laws, to prepare additional financial disclosure for the Proxy Circular.

(gg) Internal Controls. NWT maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed in accordance with management’s general or specific authorizations;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability;

(iii) access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

and NWT is not aware of any material weakness in its internal controls over financial reporting.

(hh) Disclosure of Material Contracts. All contracts and agreements material to NWT on a consolidated basis, other than those entered into in the ordinary course of its business as presently conducted and taken as a whole have been disclosed in the NWT Documents and, except as contemplated herein, none of NWT or the NWT Significant Interest Company has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by NWT, whether by asset sale, transfer of shares or otherwise.

(ii) Foreign Private Issuer. As of the date hereof, NWT is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(jj) Investment Company Status. NWT is not registered, and is not required to be registered as an investment company under the 1940 Act.

(kk) No Broker’s Commission. NWT has not entered into any agreement that would entitle any Person to any valid claim against NWT for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(ll) Vote Required. The only votes of the holders of any class or series of the NWT Common Shares or other securities of NWT necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the NWT Securityholder Approval.

Representations and Warranties of Nu-Mex

3.2 Nu-Mex hereby represents and warrants to NWT, and hereby acknowledges that NWT is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows, save and except as provided in the Nu-Mex Disclosure Letter:

(a) Organization. Nu-Mex is a corporation duly incorporated under the Laws of Nevada. Nu-Mex is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted. Nu-Mex is registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Nu-Mex.

(b) Capitalization. The authorized capital of Nu-Mex consists of 375,000,000 Nu-Mex Common Shares, par value US$0.001 per share. As at November 30, 2007, there were: (i) 35,625,000 Nu-Mex Common Shares outstanding; (ii) no options to acquire an Nu-Mex Common Shares; and (iii) subscriptions received to issue an aggregate of 400,000 units of Nu-Mex. Except pursuant to this Agreement and the Transaction, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Nu-Mex to issue or sell any shares of Nu-Mex, any securities or obligations of any kind convertible into or exchangeable for any shares of Nu-Mex. All outstanding Nu-Mex Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Nu-Mex having the right to vote with the Nu-Mex shareholders on any matter. There are no outstanding contractual obligations of Nu-Mex to repurchase, redeem or otherwise acquire any outstanding Nu-Mex Common Shares or with respect to the voting or disposition of any outstanding Nu-Mex Common Shares.

(c) Authority. Nu-Mex has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Nu-Mex as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Nu-Mex and the completion by Nu-Mex of the Transaction have been authorized by the directors of Nu-Mex and no other corporate proceedings on the part of Nu-Mex are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by Nu-Mex and constitutes a legal, valid and binding obligation of Nu-Mex, enforceable against Nu-Mex in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Nu-Mex of this Agreement and the performance by Nu-Mex of its obligations hereunder and the completion of the Transaction, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) the articles or by-laws (or their equivalent) of Nu-Mex,

(B) any Law, or

(C) any contract, agreement, licence or permit to which Nu-Mex is bound or is subject to or of which Nu-Mex is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex, and

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Nu-Mex, to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex;

(iii) result in the imposition of any Encumbrance upon any of the property or assets of Nu-Mex, or restrict, hinder, impair or limit the ability of Nu-Mex to conduct its business as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex;

(iv) result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Nu-Mex or increase any benefits otherwise payable under any pension or benefits plan of Nu-Mex or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Nu-Mex in connection with the execution and delivery of this Agreement or the consummation by Nu-Mex of the Transaction other than: (i) filings required under the OBCA and filings with and approvals required by Securities Authorities and the Toronto Stock Exchange; (ii) any other consents, waivers, permits, orders or approvals referred to in the Nu-Mex Disclosure Letter or which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex.

(d) Directors’ Approvals. The board of directors of Nu-Mex has authorized the entering into of this Agreement, and the performance of its provisions by Nu-Mex.

(e) No Subsidiaries. Nu-Mex has no Subsidiaries.

(f) No Defaults. Nu-Mex is not in default under, and, to the knowledge of Nu-Mex, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Nu-Mex under any contract, agreement or licence that is material to the conduct of its business to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex.

(g) Absence of Changes. Since February 28, 2007, except as set out in the Nu-Mex Documents filed on EDGAR since February 28, 2007:

(i) Nu-Mex has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) Nu-Mex has not incurred or suffered a Material Adverse Change;

(iii) there has not been any acquisition or sale by Nu-Mex of any material property or assets thereof;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Nu-Mex of any debt for borrowed money, any creation or assumption by Nu-Mex of any Encumbrance, any making by Nu-Mex of any loan, advance or capital contribution to or investment in any other Person (other than loans and advances in an aggregate amount that does not exceed $150,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by Nu-Mex of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex;

(v) Nu-Mex has not declared or paid any dividends or made any other distribution on any of the Nu-Mex Common Shares;

(vi) Nu-Mex has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Nu-Mex Common Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Nu-Mex to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii) Nu-Mex has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan; and

(ix) Nu-Mex has not effected any material change in its accounting methods, principles or practices.

(h) Employment Agreements. Except as set out in the Nu-Mex Documents filed on EDGAR:

(i) Nu-Mex is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Nu-Mex that cannot be terminated without payment of a maximum of one year of that individual’s salary;

(ii) Nu-Mex does not have any employee or consultant whose employment or contract with Nu-Mex cannot be terminated without payment upon a maximum of one years’ notice; and

(iii) Nu-Mex (a) is not a party to any collective bargaining agreement, (b) is not, to the knowledge of Nu-Mex, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is not subject to any current, or to the knowledge of Nu-Mex, pending or threatened strike or lockout.

(h) Financial Matters. The Nu-Mex Financial Statements were prepared in accordance with U.S. GAAP consistently applied, and the applicable requirements of the SEC, and fairly present in all material respects the consolidated financial condition of Nu-Mex at the respective dates indicated and the results of operations of Nu-Mex for the periods covered on a consolidated basis. Nu-Mex does not have any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Nu-Mex for the six month period ended August 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of exploring the Nu-Mex mineral projects) since August 31, 2007, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Nu-Mex.

(i) Books and Records. The corporate records and minute books of Nu-Mex have been maintained in all material respects in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Nu-Mex. The financial books and records and accounts of Nu-Mex in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Nu-Mex; and (iii) accurately and fairly reflect the basis for the Nu-Mex Financial Statements.

(j) Licenses, etc. Nu-Mex holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on Nu-Mex. In particular, without limiting the generality of the foregoing, Nu-Mex has not received any written notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor has it received written notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, groups of claims, exploration rights, concessions or leases with respect to the Nu-Mex Property where such revocation or cancellation would have a Material Adverse Effect on Nu-Mex.

(k) Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in §3.2(q) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Nu-Mex, threatened against or relating to Nu-Mex, or affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Nu-Mex. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Nu-Mex, threatened against or relating to Nu-Mex, before any Governmental Entity. Neither Nu-Mex nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Nu-Mex to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on Nu-Mex.

(l) Mining Rights. Nu-Mex holds the Mining Rights in respect of the ore bodies and minerals located in the Nu-Mex Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Nu-Mex to explore for the minerals relating thereto; Nu-Mex has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which it has an interest granting Nu-Mex, the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the applicable entity and the business of Nu-Mex as it is currently conducted, with only such exceptions as do not materially interfere with the use made by Nu-Mex of the rights or interest so held; and each of the property interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Nu-Mex except where the failure to be so would not have a Material Adverse Effect on Nu-Mex. The Mining Rights in respect of the Nu-Mex Property are all of the material Mining Rights held by Nu-Mex. Nu-Mex has no interest in any properties other than the Nu-Mex Property.

(m) Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources of Nu-Mex disclosed in the Nu-Mex Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws including, without limitation, National Instrument 43-101 of the Canadian Securities Administrators. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources at the Nu-Mex Property taken as a whole, from the amounts disclosed publicly by Nu-Mex.

(n) Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Nu-Mex:

(i) all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Nu-Mex have been properly and timely paid; and

(ii) all mineral exploration and development activities conducted by Nu-Mex on any Nu-Mex Property or Nu-Mex Optioned Properties have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(o) Title. Nu-Mex is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of its material property or assets and no other Mining Rights are necessary for the conduct of the business of Nu-Mex as currently conducted, Nu-Mex does not know of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and Nu-Mex does not have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to such Mining Rights. The Nu-Mex Disclosure Letter sets out a summary of the Nu-Mex Property and the Nu-Mex Optioned Properties. Applying customary standards in the mining industry, (i) Nu-Mex has sufficient title to, or valid leasehold interests in the Nu-Mex Property for the conduct of the business of Nu-Mex as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Nu-Mex; (ii) each of the Nu-Mex Property Option Contracts is in full force and effect and constitutes a legal, valid and binding agreement of Nu-Mex and Nu-Mex is not in violation of breach of or default under any of the Nu-Mex Property Option Contracts except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Nu-Mex; and (iii) all tangible personal property of Nu-Mex is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Nu-Mex.

(p) No Known Mineral Resources. The Nu-Mex Property, the Dalton Pass Property and the Nose Rock Property contain no known mineral resources.

(q) Insurance. Nu-Mex maintains no policies of insurance.

(r) Environmental.

(i) The Nu-Mex Optioned Properties and the Nu-Mex Property have been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Nu-Mex.

(ii) To Nu-Mex’s knowledge, the Nu-Mex Property and the Nu-Mex Optioned Properties, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on Nu-Mex. Neither Nu-Mex nor any other Person currently or previously in control of the Nu-Mex Property and the Nu-Mex Optioned Properties has caused or permitted the Release of any Hazardous Substances at, in, on, under or from the Nu-Mex Property and the Nu-Mex Optioned Properties, except in compliance with all Environmental Laws and, except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on Nu-Mex. All Hazardous Substances handled, recycled, disposed of, treated or stored, on or off site of the Nu-Mex Property or the Nu-Mex Optioned Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that any non-compliance would not be reasonably likely to have a Material Adverse Effect on Nu-Mex. To the knowledge of Nu-Mex, there are no Hazardous Substances at, in, on, under or migrating from the Nu-Mex Property and the Nu-Mex Optioned Properties, except in material compliance with all Environmental Laws.

(iii) No Person has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of Nu-Mex, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is, to the knowledge of Nu-Mex, the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Nu-Mex. To the knowledge of Nu-Mex, no site or facility on the Nu-Mex Property or the Nu-Mex Optioned Properties is listed or, to the knowledge of Nu-Mex, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv) Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Nu-Mex, no Person has caused or permitted the Release of any Hazardous Substances on or to the Nu-Mex Property or the Nu-Mex Optioned Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Nu-Mex; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on the Nu-Mex Property or the Nu-Mex Optioned Properties or the assets of Nu-Mex.

(v) Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Nu-Mex, Nu-Mex has not received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(s) Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Nu-Mex:

(i) Nu-Mex has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii) Nu-Mex has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental

Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii) The charges, accruals and reserves for Taxes reflected on the Nu-Mex Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Nu-Mex, adequate under U.S. GAAP to cover Taxes with respect to Nu-Mex (to the extent that such entities are consolidated in the Nu-Mex Financial Statements) accruing through the date hereof.

(iv) There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Nu-Mex, threatened against Nu-Mex that propose to assess Taxes in addition to those reported in the Tax Returns.

(v) No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Nu-Mex.

(t) Reporting Status. The Nu-Mex Common Shares are registered under Section 12(g) of the 1934 Act. The Nu-Mex Common Shares are quoted for trading on the Over-The-Counter Bulletin Board and on no other exchange or quotation system. Nu-Mex is not a reporting issuer under the securities laws of any jurisdiction in Canada.

(u) Reports. Since the date that is 12 months prior to the date of this Agreement, Nu-Mex has filed with the SEC in a timely manner all reports required to be filed by Nu-Mex. The Nu-Mex Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain an untrue statement of a material fact, or omit to state a material fact that is necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Nu-Mex except where such non-compliance has not had and could not reasonably be expected to have a Material Adverse Effect on Nu-Mex. Nu-Mex has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(v) Pension and Employee Benefits. Nu-Mex has complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Nu-Mex, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Nu-Mex, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Nu-Mex.

(w) Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in §3.2(q) above), Nu-Mex has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Nu-Mex.

(x) No Cease Trade. Nu-Mex is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Nu-Mex, no investigation or other proceedings involving Nu-Mex that may operate to prevent or restrict trading of any securities of Nu-Mex are currently in progress or pending before any applicable stock exchange or Securities Authority.

(y) No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Nu-Mex of any of the material assets of Nu-Mex, other than as described in the Nu-Mex Documents.

(z) Nu-Mex Optioned Properties. Except to the extent that such effect would not result in a Material Adverse Change to Nu-Mex, to the knowledge of Nu-Mex:

(i) there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by any party to any Nu-Mex Property Option Contract;

(ii) since the respective dates of the relevant Nu-Mex Property Option Contracts, all activities conducted by Nu-Mex with respect to the Nu-Mex Optioned Properties have been conducted in the ordinary and regular course of business consistent with past practice;

(iii) a Material Adverse Change has not occurred with respect to the Nu-Mex Property Option Contracts;

(iv) all of the requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on relating to the Nu-Mex Optioned Properties are valid and subsisting and in good standing in all materials respects;

(v) all real and tangible personal property related to the Nu-Mex Optioned Properties held by Nu-Mex are in generally good repair and are operational and usable in the manner in which they are currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Nu-Mex;

(vi) no notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under Environmental Law relating to the

Nu-Mex Optioned Properties has been issued or initiated by any Person or Governmental Entity;

(vii) all activities on the Nu-Mex Optioned Properties have been conducted in compliance with all applicable Laws;

(viii) save and except for forfeiture of a Nu-Mex Property Option in the event of material non-compliance with Nu-Mex’s obligations under the relevant Nu-Mex Property Option Contract, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the acquisition from Nu-Mex of its interest in any Nu-Mex Property Option;

(ix) there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Nu-Mex, threatened against or relating to any Nu-Mex Property Option, or affecting any Nu-Mex Optioned Property, before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Nu-Mex; and

(x) there has not been any acquisition or sale of any material property or assets that make up any Nu-Mex Optioned Property.

(aa) Certain Contracts. Nu-Mex is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Nu-Mex is conducted, (ii) limit any business practice of Nu-Mex in any material respect, or (iii) restrict any acquisition or disposition of any property by Nu-Mex in any material respect.

(bb) Liabilities. There are no material liabilities of Nu-Mex, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Nu-Mex Financial Statements, except those incurred in the ordinary course of its business since December 31, 2006.

(cc) No Adverse Change. Except as set out in the Nu-Mex Financial Statements, there has not been any adverse material change of any kind whatsoever in the financial position or condition of Nu-Mex, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business or assets, taken as a whole, or the right or capacity to carry on its business, such business having been carried on in the ordinary course.

(dd) No Indebtedness. Nu-Mex does not owe any money to, does not have any present loans to, has not borrowed any monies from, and is not otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with Nu-Mex, except as set forth in the Nu-Mex Financial Statements plus accretions for interest, and except for payroll obligations in the normal course of business and expense reimbursement.

(ee) No Agreement to Merge. Except as contemplated by this Agreement, Nu-Mex is not party to any agreements of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(ff) No Significant Transactions. There are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions”, as such terms are defined in Applicable Securities Laws, for which Nu-Mex is required, pursuant to Applicable Securities Laws, to include additional financial disclosure.

(gg) Internal Controls. Nu-Mex maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed in accordance with management’s general or specific authorizations;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability;

(iii) access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

and Nu-Mex is not aware of any material weakness in its internal controls over financial reporting.

(hh) Disclosure of Material Contracts. All contracts and agreements material to Nu-Mex, other than those entered into in the ordinary course of its business as presently conducted and taken as a whole have been disclosed in the Nu-Mex Documents and, except as contemplated herein, Nu-Mex has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Nu-Mex, whether by asset sale, transfer of shares or otherwise.

(ii) Domestic Issuer. Nu-Mex is a “domestic issuer” as defined in Rule 902 of Regulation S under the 1933 Act.

(jj) Investment Company Status. Nu-Mex is not registered, and is not required to be registered as an investment company under the 1940 Act.

(kk) No Broker’s Commission. Nu-Mex has not entered into any agreement that would entitle any Person to any valid claim against Nu-Mex for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(ll) Nu-Mex Common Shares. The Nu-Mex Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(mm) No Registration Statement. No registration statement or similar filing is required to be filed with the SEC or with any state securities commission in the United States in order for the issuance of the Nu-Mex Securities issuable pursuant to the Arrangement to be exempt from the registration provisions of the 1933 Act.

(nn) Retention of NWT Common Shares. Nu-Mex has no plan or intention to liquidate NWT, to sell or otherwise dispose of the NWT Common Shares, or to otherwise discontinue the legal existence of NWT.

(oo) Sale of Assets. Nu-Mex has no plan or intention to cause NWT to sell or otherwise dispose of any of its assets to non-arm’s length parties, except for dispositions made in the ordinary course of business.

(pp) Control of NWT. Nu-Mex has no plan or intention to issue, or cause NWT to issue, additional NWT Common Shares after the Arrangement becomes effective that would result in Nu-Mex no longer owning stock of NWT possessing at least 80% of the total combined voting power of all classes of the stock of NWT entitled to vote and at least 80% of the total number of shares of all other classes of stock of NWT.

(qq) No Shareholder Approval. The approval of the shareholders of Nu-Mex is not required or necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof.

Survival of Representations and Warranties

3.3 The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall merge on the completion of the Transaction. Any investigation by Nu-Mex or NWT and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

PART 4

COVENANTS

Covenants of NWT

4.1 Subject to §6.1 and §6.2, NWT hereby covenants and agrees with Nu-Mex as follows:

(a) Proxy Solicitation. In a timely and expeditious manner, NWT shall: (i) take all commercially reasonable lawful action (not involving the retention of an outside proxy solicitation firm) to solicit proxies in favour of the NWT Resolution and the NWT Securityholder Approval; (ii) recommend to all holders of NWT Common Shares that they vote in favour of the NWT Resolution; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Nu-Mex such recommendation (a “Change in NWT Recommendation”) except as expressly permitted by §6.1 and §6.2 hereof.

(b) Adjournment. NWT shall not adjourn, postpone or cancel the NWT Meeting (or propose to do so), except (i) if a quorum is not present at the NWT Meeting; (ii) if required by applicable Laws; (iii) if required by the NWT Shareholders; (iv) if the NWT Meeting would occur during the five Business Day period in Section 6.2(a) or any extension pursuant to Section 6.2(b); or (v) if otherwise agreed to by Nu-Mex.

(c) Dissent Rights. NWT shall provide Nu-Mex with a copy of any purported exercise of the Dissent Rights and written communications with such NWT Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the Transaction, including the Arrangement, without the prior consent of Nu-Mex, such consent not to be unreasonably withheld or delayed.

(d) Amendments. In a timely and expeditious manner, NWT shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Nu-Mex, acting reasonably) with respect to the NWT Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e) Usual Business. Other than in contemplation of or as required to give effect to the Transaction or as set forth in the NWT Disclosure Letter, NWT shall, and shall cause the NWT Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(f) Certain Actions Prohibited. Other than as set out in the NWT Disclosure Letter, or in contemplation of or as required to give effect to the Transaction and, except where doing so would not have a Material Averse Effect on NWT, NWT shall not, without the prior written consent of Nu-Mex, such consent not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit any NWT Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, NWT or either of the NWT Subsidiaries, including without limitation, the NWT Common Shares, other than the issue of NWT Common Shares pursuant to the exercise of the NWT Options or NWT Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons in accordance with their terms) or as set forth in the NWT Disclosure Letter, sell, lease or otherwise dispose of, or permit either of the NWT Subsidiaries or the NWT Significant Interest Company to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the articles or by-laws (or their equivalent) of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company, the NWT Option Plan or any of the terms of the NWT Options and NWT Warrants as they exist at the date of this Agreement;

(iv) split, combine or reclassify any of the NWT Common Shares or any of the shares of the NWT Subsidiaries or the NWT Significant Interest Company, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company;

(v) redeem, purchase or offer to purchase, or permit either of the NWT Subsidiaries or the NWT Significant Interest Company to redeem, purchase or offer to purchase, any NWT Common Shares and, other than pursuant to the NWT Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi) reorganize, amalgamate or merge NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company with any other Person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit either of the NWT Subsidiaries or the NWT Significant Interest Company to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) (A) satisfy or settle any claim or dispute, except such as have been included in the NWT Financial Statements or as set forth in the NWT Disclosure Letter and which are, individually or in the aggregate, in an amount in excess of $50,000 or which constitutes a claim between NWT and a NWT Subsidiary or the NWT Significant Interest Company or between NWT Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit either of the NWT Subsidiaries or the NWT Significant Interest Company to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x) except as required by Canadian GAAP, any other generally accepted accounting principle to which any NWT Subsidiary or the NWT Significant Interest Company may be subject or any applicable Law, make any changes to the existing accounting practices of NWT or make any material tax election inconsistent with past practice; or

(xi) enter into, or cause either of the NWT Subsidiaries or the NWT Significant Interest Company to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with the Transaction.

(g) Employment Arrangements. Except as set out in the NWT Disclosure Letter, NWT shall not, without the prior written consent of Nu-Mex, such consent not to be unreasonably withheld or delayed, and shall cause the NWT Subsidiaries and the NWT Significant Interest Company not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company.

(h) Insurance. NWT shall use commercially reasonable efforts, and shall cause the NWT Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(i) Certain Actions. NWT shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or the NWT Disclosure Letter or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by NWT in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on NWT, provided that NWT may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event NWT immediately notifies Nu-Mex in writing of such circumstances; and

(ii) promptly notify Nu-Mex of: (A) any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect on NWT, (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any material breach by NWT of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of NWT contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect.

(j) No Compromise. NWT shall not, and shall cause the NWT Subsidiaries and the NWT Significant Interest Company not to, settle or compromise any claim brought by any present, former or purported holder of any securities of NWT in connection with the Transaction prior to the Effective Time without the prior written consent of Nu-Mex, not to be unreasonably or delayed.

(k) Contractual Obligations. Except as previously disclosed in writing to Nu-Mex or as provided in the NWT Disclosure Letter, NWT shall not, and shall cause the NWT Subsidiaries and the NWT Significant Interest Company not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(l) Satisfaction of Conditions. NWT shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i) obtain all other consents, approvals and authorizations as are required to be obtained by NWT or either of the NWT Subsidiaries or the NWT Significant Interest Company under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on NWT;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Transaction;

(iv) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by NWT; and

(v) cooperate with Nu-Mex in connection with the performance by each of them of their respective obligations hereunder; provided, however, that the foregoing shall not be construed to obligate NWT to pay or cause to be paid any monies to cause such performance to occur.

(m) Keep Fully Informed. Subject to applicable Laws, NWT shall use commercially reasonable efforts to conduct itself so as to keep Nu-Mex fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(n) Cooperation. NWT shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(o) Representations. NWT shall use its commercially reasonable efforts to conduct its affairs and to cause the NWT Subsidiaries and the NWT Significant Interest Company to conduct their affairs so that all of the representations and warranties of NWT contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(p) Continuing Review. Subject to applicable Laws, upon reasonable notice, NWT shall continue to make available and cause to be made available to Nu-Mex and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be reasonably necessary to enable Nu-Mex to effect a thorough examination of NWT and the NWT Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Nu-Mex in securing reasonable access for Nu-Mex to any documents, agreements, corporate records or minute books not in the possession or under the control of NWT. Subject to applicable Laws, upon reasonable notice, NWT shall, and shall cause the NWT Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Nu-Mex reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of NWT and the NWT Subsidiaries and, during such period, NWT shall, and shall cause the NWT Subsidiaries to, furnish promptly to Nu-Mex all information concerning the business, properties and personnel of NWT and the NWT Subsidiaries as Nu-Mex may reasonably request, except as limited by any applicable privacy laws. Nothing in the foregoing shall require NWT or the NWT Subsidiaries to disclose information subject to a written confidentiality agreement with any Person.

(q) Closing Documents. NWT shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, and other customary closing documents as may be required by Nu-Mex, all in form satisfactory to Nu-Mex, acting reasonably.

(r) Completion Date. NWT shall use commercially reasonable efforts to complete the transactions contemplated herein on or prior to the Completion Deadline.

Covenants of Nu-Mex

4.2 Nu-Mex hereby covenants and agrees with NWT as follows:

(a) Proceedings. In a timely and expeditious manner, Nu-Mex shall take all such actions and do all such acts and things as are specified herein, in the Interim Order, the Plan of Arrangement (including issuing the Nu-Mex Common Shares contemplated pursuant to Section 2.1 of the Plan of Arrangement) and the Final Order to be taken or done by Nu-Mex.

(b) Information for Proxy Circular. In a timely and expeditious manner, Nu-Mex shall provide to NWT all information as may be reasonably requested by NWT or as required by the Interim Order or applicable Laws with respect to Nu-Mex and its business and properties for inclusion in the Proxy Circular (including, without limitation, reconciling the Nu-Mex Financial Statements with Canadian GAAP) or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto. Nu-Mex shall fully cooperate with NWT in the preparation of the Proxy Circular and shall provide such assistance as NWT may reasonably request in connection therewith.

(c) Amendments. In a timely and expeditious manner, Nu-Mex shall provide NWT with information as requested by NWT in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Nu-Mex, acting reasonably) with respect to the NWT Meeting in accordance with the Interim Order and as required by applicable Law.

(d) Usual Business. Other than in contemplation of or as required to give effect to the Transaction or as set forth in the Nu-Mex Disclosure Letter, Nu-Mex shall, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(e) Copy of Documents. Except for proxies and other non-substantive communications, Nu-Mex shall furnish promptly to NWT a copy of each notice, report, schedule or other document or communication delivered, filed or received by Nu-Mex in connection with the Arrangement, the Interim Order or the Final Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting the Transaction.

(f) Certain Actions Prohibited. Other than as set out in the Nu-Mex Disclosure Letter or as required to give effect to the Transaction and, except where doing so would not have a Material Adverse Effect on Nu-Mex, Nu-Mex shall not, without the prior written consent of NWT, which consent is not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i) take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by Nu-Mex in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Nu-Mex, provided that Nu-Mex may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Nu-Mex immediately notifies NWT in writing of such circumstances;

(ii) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Nu-Mex;

(iii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons in accordance with their terms) or as set forth in the Nu-Mex Disclosure Letter, sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iv) amend or propose to amend the articles or by-laws of Nu-Mex (it being acknowledged that with the consent of NWT, the Nu-Mex charter documents must change in accordance with the requirements of the Toronto Stock Exchange);

(v) split, combine or reclassify any of the Nu-Mex Common Shares or declare or set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Nu-Mex Common Shares;

(vi) redeem, purchase or offer to purchase any Nu-Mex Common Shares;

(vii) reorganize, amalgamate or merge Nu-Mex with any other Person;

(viii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(ix) (A) satisfy or settle any claim or dispute, except such as have been included in the Nu-Mex Financial Statements or as set forth in the Nu-Mex Disclosure Letter and which are, individually or in the aggregate, in an amount in excess of $50,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(x) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xi) except as required by U.S. GAAP or any applicable Law, make any changes to the existing accounting practices of Nu-Mex or make any material tax election inconsistent with past practice; or

(xii) enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with the Transaction; or

(xiii) agree or commit to do any of the foregoing.

(g) Notification. Nu-Mex shall promptly notify NWT, to the extent not previously disclosed of:

(i) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Nu-Mex,

(ii) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated),

(iii) any material breach by Nu-Mex of any covenant or agreement contained in this Agreement, and

(iv) any event occurring subsequent to the date hereof that would render any representation or warranty of Nu-Mex contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(h) Satisfaction of Conditions. Nu-Mex shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i) obtain all other consents, approvals and authorizations as are required to be obtained by Nu-Mex under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on Nu-Mex;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the Transaction and participate, and appear in any proceedings of any Party before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Transaction;

(iv) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Nu-Mex;

(v) cooperate with NWT in connection with the performance by NWT of its obligations hereunder; provided, however, that the foregoing shall not be construed to obligate Nu-Mex to pay or cause to be paid any monies to cause such performance to occur; and

(vi) reserve a sufficient number of Nu-Mex Common Shares for issuance upon completion of the Arrangement and for issuance under the Nu-Mex Options and the Nu-Mex Warrants, and cause the Nu-Mex Common Shares to be listed and posted for trading on one of the Exchanges by the Effective Date.

(i) Employment Arrangements. Except as set out in the Nu-Mex Disclosure Letter, Nu-Mex shall not, without the prior written consent of NWT, such consent not to be unreasonably withheld or delayed, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Nu-Mex.

(j) Insurance. Nu-Mex shall use commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(k) Cooperation. Nu-Mex shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(l) No Compromise. Nu-Mex shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Nu-Mex in connection with the Transaction prior to the Effective Time without the prior written consent of NWT, not to be unreasonably or delayed.

(m) Contractual Obligations. Except as previously disclosed in writing to NWT or as provided in the Nu-Mex Disclosure Letter, Nu-Mex shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Nu-Mex is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(n) Representations. Nu-Mex shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Nu-Mex contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(o) Continuing Review. Subject to applicable Laws, upon reasonable notice, Nu-Mex shall continue to make available to NWT and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be reasonably necessary to enable NWT to effect a thorough examination of Nu-Mex and the business, properties and financial status thereof, and shall cooperate with NWT in securing reasonable access for NWT to any documents, agreements, corporate records or minute books not in the possession or under the control of Nu-Mex. Subject to applicable Laws, upon reasonable notice, Nu-Mex shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of NWT reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Nu-Mex and, during such period, Nu-Mex shall furnish promptly to NWT all information concerning the business, properties and personnel of Nu-Mex as NWT may reasonably request, except as limited by any applicable privacy laws. Nothing in the foregoing shall require Nu-Mex to disclose information subject to a written confidentiality agreement with any Person.

(p) Closing Documents. Nu-Mex shall execute and deliver, or cause to be executed and delivered at the closing of the Transaction such agreements, certificates, resolutions and other closing documents as may be required by NWT, all in form satisfactory to NWT, acting reasonably.

(q) Completion Date. Nu-Mex shall use commercially reasonable efforts to complete the transactions contemplated herein on or prior to the Completion Deadline.

(r) NWT Options and NWT Warrants. Nu-Mex will take all necessary actions to create and issue Nu-Mex Options and Nu-Mex Warrants entitling the holder to purchase Nu-Mex Common Shares to replace the NWT Options and NWT Warrants, all as contemplated in the Plan of Arrangement.

(s) Keep Fully Informed. Subject to applicable Laws, Nu-Mex shall use commercially reasonable efforts to conduct itself so as to keep NWT fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(t) Implementation of Stock Option Plan . Nu-Mex shall take all necessary actions to implement the Nu-Mex Acquisition Stock Option Plan, in compliance with the rules and regulations of the Toronto Stock Exchange.

(u) Consideration Paid to Dissenters. If NWT has sufficient cash to pay any or all dissenting NWT Shareholders the value of their NWT Common Shares, Nu-Mex will cause NWT to pay any dissenting NWT Shareholders the value of their NWT Common Shares out of NWT’s own funds. Notwithstanding the foregoing, Nu-Mex and its affiliates may contribute, loan or otherwise transfer funds to NWT for use in NWT’s or its affiliates’ business activities. Notwithstanding anything to the contrary in this Agreement, Nu-Mex shall not, directly or indirectly, provide funds for the payment of dissenting NWT Shareholders.

(v) Use of Historic Business Assets. Nu-Mex will cause NWT to continue its historic business or use at least a significant portion of the historic business assets of NWT in a business, in each case as conducted or held by NWT at the Effective Time.

(w) Acquisition of Nu-Mex Common Shares. Neither Nu-Mex nor any Person controlled by Nu-Mex will acquire or reacquire, directly or indirectly, in connection with or as part of the same plan as the Arrangement, any of the Nu-Mex Common Shares issued in the Arrangement.

(x) 1933 Act Registration. Nu-Mex shall use all commercially reasonable efforts:

(i) to file with the SEC a registration statement on Form S-8 within 30 calendar days after the Effective Date registering for issuance the maximum number of Nu-Mex Common Shares that may be issued upon the exercise of the Nu-Mex Options, to maintain the effectiveness of such registration statement for as long as any of the Nu-Mex Options remains outstanding and to comply with the prospectus delivery and other requirements related thereto;

(ii) to file with the SEC a 1933 Act registration statement on a form available to Nu-Mex within 60 calendar days after the Effective Date registering for issuance the maximum number of Nu-Mex Common Shares that may be issued upon the exercise of the Nu-Mex Warrants, to cause such registration statement to become effective as soon as reasonably practicable, to maintain the effectiveness of such registration statement for as long as any of the Nu-Mex Warrants remains outstanding and to comply with the prospectus delivery and other requirements related thereto; and

(iii) to obtain such authorizations and make such filings under applicable U.S. state securities or “blue sky” laws and regulations as are necessary to permit the exercise of the Nu-Mex Options and Nu-Mex Warrants by the holders thereof and the issuance of the Nu-Mex Common Shares to such holders upon such exercise.

Mutual Covenants

4.3 Copy of Documents. Except for proxies and other non-substantive communications, Nu-Mex or NWT, as the case may be, shall furnish promptly to the other, a copy of each notice, report, schedule or other document or communication delivered, filed or received by it in connection with this Agreement, the Arrangement, the Interim Order, the Final Order or the NWT Meeting or any other meeting at which all NWT Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Transaction.

Indemnification and Insurance

4.4 (a) Nu-Mex further covenants and agrees that all rights to indemnification or exculpation in favour of current and former directors and officers of NWT and the NWT Subsidiaries shall be honoured by Nu-Mex and any corporation continuing following any merger, amalgamation, plan of arrangement or winding-up of Nu-Mex and Nu-Mex will, or will cause NWT to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection substantially similar to the protection provided by the policies maintained by NWT which are in effect on the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time NWT may, in the alternative, purchase run-off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of NWT.

(b) NWT shall act as agent and trustee of the benefits of the foregoing for its directors and officers for the purpose of §4.4(a) and section §4.4(a) shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Nu-Mex by the Persons described in §4.4(a) hereof.

Privacy Matters

4.5 (a) Nu-Mex and NWT acknowledge and agree that certain information provided by NWT to Nu-Mex and by Nu-Mex to NWT in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) which is necessary for the purposes of determining if Nu-Mex or NWT, as the case may be, shall proceed with the Arrangement, that the disclosure of the Disclosed Personal

Information relates solely to the carrying on of the business, or the completion of the Arrangement and that such Disclosed Personal Information:

(i) may not be used for any purpose other than those related to the performance of this Agreement;

(ii) must be kept strictly confidential and each of Nu-Mex and NWT shall ensure that access to such Personal Information shall be restricted to those representatives of Nu-Mex and NWT, as the case may be, who have a bona fide need to access such information and shall instruct those representatives to protect the confidentiality of such information in a manner consistent with Nu-Mex’s obligations hereunder and NWT’s obligations hereunder;

(iii) upon the expiry or termination of this Agreement, or otherwise upon the request of NWT, Nu-Mex shall forthwith cease all use of the Disclosed Personal Information acquired by Nu-Mex in connection with this Agreement and will return to NWT or, at NWT’s request, destroy in a secure manner the Disclosed Personal Information (and any copies); and

(iv) upon the expiry or termination of this Agreement, or otherwise upon the request of Nu-Mex, NWT shall forthwith cease all use of the Disclosed Personal Information acquired by NWT in connection with this Agreement and will return to Nu-Mex or, at Nu-Mex’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(b) In addition to the foregoing obligations:

(i) Nu-Mex agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii) NWT agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(iii) each of NWT and Nu-Mex, as the case may be, agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the Persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims;

(iv) if the Arrangement is completed, NWT may disclose additional Personal Information of its employees, suppliers, directors and officers to Nu-Mex and its representatives on condition that: (A) Nu-Mex and its representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by NWT; and (B) the employees, suppliers, directors, officers and shareholders whose Personal Information is disclosed are notified that: (i) the Arrangement has taken place, and (ii) the Personal information about them has been disclosed to Nu-Mex and its Representatives; and

(v) if the Arrangement is completed, Nu-Mex may disclose additional Personal Information of its employees, suppliers, directors and officers to Nu-Mex and its representatives on condition that: (A) NWT and its representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by Nu-Mex, and (B) the employees, suppliers, directors, officers and shareholders whose Personal Information is disclosed are notified that: (i) the Arrangement has taken place, and (ii) the Personal information about them has been disclosed to NWT and its representatives.

(c) Without limiting the foregoing, each of NWT and Nu-Mex acknowledge and agree that their respective disclosure letters and all information contained in them is confidential and may not be disclosed to any other Person unless (a) such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons or (b) such disclosure is required in order to enforce its rights under this Agreement.

PART 5

CONDITIONS

Mutual Conditions

5.1 The respective obligations of NWT and Nu-Mex to complete the Transaction are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b) the NWT Resolution shall have been approved by the NWT Shareholders at the NWT Meeting;

(c) (A) one of the Exchanges shall have conditionally approved the listing thereon of the Nu-Mex Common Shares to be issued pursuant to the Arrangement as of the Effective Date; and (B) one of the Exchanges shall have, if required, accepted notice for filing of all transactions of NWT contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of one of the Exchanges, as applicable;

(d) the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(e) the Articles of Arrangement shall be in form and substance consistent with this Agreement and satisfactory to the Parties, acting reasonably;

(f) the Effective Time shall be on or before the Completion Deadline;

(g) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has a Material Adverse Effect on NWT or Nu-Mex;

(h) (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, all of which are set out in the Nu-Mex Disclosure Letter and the NWT Disclosure Letter, and (B) all third party and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of NWT and Nu-Mex, except where the failure to obtain such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Nu-Mex or NWT or materially impede the completion of the Arrangement;

(i) the issuance of the Nu-Mex Securities to the NWT Shareholders and the holders of the NWT Options and NWT Warrants shall be exempt from 1933 Act registration requirements pursuant to Section 3(a)(10) thereof;

(j) Nu-Mex and NWT shall have prepared or received, as applicable, audited financial statements of NWT, interim financial statements of NWT and pro forma financial statements of NWT and Nu-Mex as Nu-Mex satisfying the requirements of Form 8-K under the 1934 Act applicable to Nu-Mex with respect to the Arrangement, and the requirements of the SEC and applicable Laws; and

(k) this Agreement shall not have been terminated pursuant to Part 7 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived in respect of a Party, in whole or in part by such Party in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then, subject to §5.4 hereof, any Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party.

Conditions Precedent to the Obligations of NWT

5.2 The obligation of NWT to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Nu-Mex in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of NWT, have a Material Adverse Effect on Nu-Mex, and Nu-Mex shall have provided to NWT a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and Nu-Mex shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on Nu-Mex;

(c) Nu-Mex shall have complied in all material respects with its covenants herein and Nu-Mex shall have provided to NWT a certificate of two officers thereof, certifying that, as of the Effective Date, they have so complied with their covenants herein;

(d) the directors of Nu-Mex shall have adopted all necessary resolutions and all other necessary corporate and judicial action shall have been taken by Nu-Mex to permit the consummation of the Arrangement;

(e) the receipt by NWT of a favourable fairness opinion with respect to the terms of the Plan of Arrangement;

(f) Marek Kreczmer and one other NWT nominee shall have been duly appointed to the board of Nu-Mex;

(g) Marek Kreczmer shall have been appointed as the Chief Executive Officer of Nu-Mex and William Thomas shall have been appointed as the Chief Financial Officer of Nu-Mex; and

(h) Nu-Mex shall have completed a private placement of common shares of Nu-Mex at a minimum price of US$4.00 per common share for gross proceeds of US$25,000,000 and the funds from such private placement shall be released at the Effective Time on terms reasonably acceptable to NWT.

The foregoing conditions are for the benefit of NWT and may be waived, in whole or in part, by NWT in writing at any time. If any of such conditions shall not be complied with or waived by NWT on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to §5.4 hereof, NWT may terminate this Agreement by written notice to Nu-Mex in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by NWT.

Conditions Precedent to the obligations of Nu-Mex

5.3 The obligation of Nu-Mex to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by NWT in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Nu-Mex, have a Material Adverse Effect on NWT, and NWT shall, have provided to Nu-Mex, a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and neither NWT nor either of the NWT Subsidiaries or the NWT Significant Interest Company shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on NWT;

(c) NWT shall have complied in all material respects with its covenants herein and NWT shall have provided to Nu-Mex, a certificate of two officers thereof certifying that, as of the Effective Date, NWT has so complied with its covenants herein;

(d) NWT Shareholders holding no more than 5% of the outstanding NWT Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Nu-Mex shall have received a certificate dated the day immediately preceding the Effective Date of two officers of NWT to such effect; and

(e) the directors of NWT shall have adopted all necessary resolutions and all other necessary corporate and judicial action shall have been taken by NWT to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Nu-Mex and may be waived, in whole or in part, by it writing at any time. If any of such conditions shall not be complied with or waived by Nu-Mex on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to §5.4 hereof, Nu-Mex may terminate this Agreement by written notice to NWT in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Nu-Mex.

Notice and Cure Provisions

5.4 Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could reasonably be expected to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in §5.1, §5.2 or §5.3 hereof, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the Transaction by virtue of the conditions contained in §5.1, §5.2 or §5.3 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Director, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) Business Days from the date of delivery of such notice. If such notice has been delivered prior to the date of the NWT Meeting, the NWT Meeting shall be adjourned or postponed until the expiry of such period.

For greater certainty and without limitation, the provisions of this section shall not be in derogation of the time frames set out in §2.3(a) and §2.3(b), which deadlines are immutable.

Merger of Conditions

5.5 The conditions set out in §5.1, §5.2 or §5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time. NWT acknowledges and agrees that it shall have no right to file the Articles of Arrangement and other required documents with the Director unless such conditions have been satisfied, fulfilled or waived.

PART 6

NON-SOLICITATION AND TERMINATION FEE

Covenant of NWT Regarding Non-Solicitation

6.1 Subject to this Part 6, during the period commencing on the date hereof and continuing until the Completion Deadline:

(a) NWT shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of NWT or either of the NWT Subsidiaries, or otherwise:

(i) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or permitting any visit to facilities or properties of NWT or either NWT Subsidiary) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a NWT Acquisition Proposal or potential NWT Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding any NWT Acquisition Proposal or potential NWT Acquisition Proposal;

(iii) make a Change in NWT Recommendation;

(iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any NWT Acquisition Proposal or potential NWT Acquisition Proposal; or

(v) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of NWT to approve the Transaction.

(b) Unless the express terms of the applicable confidentiality agreement requires a release, NWT agrees not to release any third party from any confidentiality agreement relating to a potential NWT Acquisition Proposal to which such third party is a party as of the date hereof. Unless the express terms of the applicable standstill agreement requires a release, NWT further agrees not to release any third party from any standstill agreement or provision relating to a potential NWT Acquisition Proposal to which such third party is a party as of the date hereof, and to enforce any such standstill agreement or provision against any third party which such third party has, or has indicated it intends to, act in contravention of such provision. NWT shall immediately request the return or destruction of all information provided to any third party that, at any time since December 31, 2006, has entered into a confidentiality agreement with NWT as of the date hereof relating to a potential NWT Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c) Save and except as provided in the NWT Disclosure Letter, promptly and, in any event, within 24 hours of the receipt by any director or senior officer of NWT of any

NWT Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to NWT or either of the NWT Subsidiaries in connection with any potential NWT Acquisition Proposal or for access to the properties, books or records of NWT or either of the NWT Subsidiaries by any Person that informs NWT, or either of the NWT Subsidiaries that it is considering making, or has made, a NWT Acquisition Proposal, NWT shall notify Nu-Mex thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the NWT Acquisition Proposal and provide such other details of the NWT Acquisition Proposal, inquiry or contact as Nu-Mex may reasonably request.

(d) If, prior to the approval of the NWT Resolution by the NWT Shareholders at the NWT Meeting, NWT receives a request for material non-public information and/or a request to enter discussions or negotiations from a Person who is considering making or has made a written NWT Acquisition Proposal (the existence and content of which have been disclosed to Nu-Mex), and the directors of NWT have determined that such proposal would, if consummated in accordance with its terms, result in a Superior Proposal or does constitute a Superior Proposal that could be completed in a time frame that is reasonable in the circumstances then, and only in such case, the directors of NWT may, enter into discussions or negotiations with such Person and/or, subject to the execution of a confidentiality agreement on terms that are not more favourable to the Person making or considering making the NWT Acquisition Proposal than those set forth in the Standstill Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of NWT for a period not less than six months from the date of such agreement (except pursuant to a Superior Proposal), provide such Person with access to information regarding NWT; provided, however, that NWT sends a copy of any such confidentiality agreement to Nu-Mex immediately upon the execution thereof and Nu-Mex is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to Nu-Mex and Nu-Mex is immediately provided with access to similar information.

(e) NWT shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by NWT are aware of the provisions of this §6.1, and NWT shall be responsible for any breach of this §6.1 by its financial advisors or other advisors or representatives.

Notice by NWT of Superior Proposal Determination

6.2 NWT, or the directors thereof may take any action prohibited by §6.1(a)(iii), §6.1(a)(iv) or §6.1(a)(v) in respect of a NWT Acquisition Proposal if:

(a) (i) NWT has complied with its obligations under §6.1 and the other provisions of this Part 6; (ii) the directors of NWT have determined that the NWT Acquisition Proposal constitutes a Superior Proposal; (iii) five (5) Business Days shall have elapsed from the later of the date Nu-Mex received notice of the determination of the directors of NWT to accept, approve, recommend or enter into an agreement in respect of such Superior

Proposal and the date Nu-Mex received the documents pursuant to §6.1(c) hereof; and (iv) the directors of NWT determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law; and

(b) Nu-Mex shall have the opportunity, but not the obligation, during the five (5) Business Days referred to in §6.2(a) hereof, to offer to NWT in writing to amend the terms of this Agreement and the Arrangement. The directors of NWT shall review any offer by Nu-Mex to amend the terms of this Agreement and the Arrangement in order to determine in good faith, in its discretion in the exercise of its fiduciary duties, as of the later of the dates referred to in §6.2(a)(iii) hereof, whether the proposed amendments to this Agreement and the Arrangement would result in the NWT Acquisition Proposal not being a Superior Proposal. If the directors of NWT so determine, NWT shall enter into an amended agreement with Nu-Mex reflecting the amended proposal of Nu-Mex and will promptly reaffirm its recommendation of the Arrangement as amended. If: (i) Nu-Mex does not offer to amend the terms of this Agreement and the Arrangement; or (ii) Nu-Mex provides an amended proposal that the directors of NWT determine, in good faith and after consultation with their financial and outside counsel that such Superior Proposal continues to be a Superior Proposal and therefore rejects the amended proposal; and (iii) NWT has complied with Part 6 of this Agreement, NWT shall be entitled to enter a definitive agreement to implement the NWT Acquisition Proposal and/or make a Change in NWT Recommendation and recommend the Superior Proposal.

NWT acknowledges and agrees that each successive modification of any NWT Acquisition Proposal shall constitute a new NWT Acquisition Proposal for purposes of the requirement under §6.2(a)(iii) hereof and shall initiate an additional three (3) Business Day period.

If the Proxy Circular has been sent to NWT Shareholders prior to the expiry of the five (5) Business Day period set forth in §6.2(a) and, during such period, Nu-Mex requests in writing that the NWT Meeting proceed, unless otherwise ordered by the Court or provided by applicable Law, NWT shall continue to take all reasonable steps necessary to hold the NWT Meeting and to cause the Arrangement to be voted on at the NWT Meeting; provided, however that the NWT Meeting may be postponed until the expiry of the five Business Day period referred to in Section 6.2(a) (and any extensions thereof) and the obligations of NWT to hold the NWT Meeting shall terminate if this Agreement is terminated in accordance with Section 7.2 hereof.

Covenant of Nu-Mex Regarding Non-Solicitation

6.3 Subject to this Part 6, during the period commencing on the date hereof and continuing until the Completion Deadline:

(a) Nu-Mex shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Nu-Mex, or otherwise:

(i) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or permitting any visit to facilities or properties of Nu-Mex) or any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a Nu-Mex Acquisition Proposal, a Nu-Mex Purchase Proposal, potential Nu-Mex Acquisition Proposal or potential Nu-Mex Purchase Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding any Nu-Mex Acquisition Proposal, a Nu-Mex Purchase Proposal, potential Nu-Mex Acquisition Proposal or potential Nu-Mex Purchase Proposal; or

(iii) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Nu-Mex Acquisition Proposal, a Nu-Mex Purchase Proposal, potential Nu-Mex Acquisition Proposal or potential Nu-Mex Purchase Proposal.

(b) Unless the express terms of the applicable confidentiality agreement requires a release, Nu-Mex agrees not to release any third party from any confidentiality agreement relating to a potential Nu-Mex Acquisition Proposal to which such third party is a party as of the date hereof. Unless the express terms of the applicable standstill agreement requires a release, Nu-Mex further agrees not to release any third party from any standstill agreement or provision relating to a potential Nu-Mex Acquisition Proposal to which such third party is a party as of the date hereof, and to enforce any such standstill agreement or provision against any third party which such third party has, or has indicated it intends to, act in contravention of such provision. Nu-Mex shall immediately request the return or destruction of all information provided to any third party that, at any time since December 31, 2006, has entered into a confidentiality agreement with Nu-Mex as of the date hereof relating to a potential Nu-Mex Acquisition Proposal or potential Nu-Mex Purchase Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c) Promptly and, in any event, within 24 hours of the receipt by any director or senior officer of Nu-Mex of any Nu-Mex Acquisition Proposal, or any material amendment to the foregoing, or any request for non-public information relating to Nu-Mex in connection with any potential Nu-Mex Acquisition Proposal or for access to the properties, books or records of Nu-Mex by any Person that informs Nu-Mex that it is considering making, or has made, a Nu-Mex Acquisition Proposal, Nu-Mex shall notify NWT thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Nu-Mex Acquisition Proposal and shall provide such other details of the Nu-Mex Acquisition Proposal, inquiry or contact as NWT may reasonably request.

(d) If Nu-Mex receives a request for material non-public information from a Person who is considering making or has made a written Nu-Mex Acquisition Proposal (the existence and content of which have been disclosed to NWT), and the directors of Nu-Mex have determined that: (i) such proposal is not subject to an extraordinary due diligence condition; (ii) any financing required to complete the Nu-Mex Acquisition

Proposal is reasonably likely to be available; and (iii) such proposal would, if consummated in accordance with its terms in a time frame that is reasonable in the circumstances then, and only in such case, the directors of Nu-Mex may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the Person making or considering making the Nu-Mex Acquisition Proposal than those set forth in the Standstill Agreement and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Nu-Mex for a period not less than six months from the date of such agreement, provide such Person with access to information regarding Nu-Mex and/or participate in discussions or negotiations regarding the Nu-Mex Acquisition Proposal; provided, however, that Nu-Mex sends a copy of any such confidentiality agreement to NWT immediately upon the execution thereof and NWT is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to NWT and NWT is immediately provided with access to similar information.

(e) Nu-Mex shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Nu-Mex are aware of the provisions of this §6.3, and Nu-Mex shall be responsible for any breach of this §6.3 by its financial advisors or other advisors or representatives.

6.4 Nu-Mex, or the directors thereof may take any action prohibited by §6.3(a)(i), §6.3(a)(ii) or §6.3(a)(iii) in respect of a Nu-Mex Acquisition Proposal (but, for greater clarity, not a Nu-Mex Purchase Proposal) if Nu-Mex has complied with its obligations under §6.3 and the other provisions of this Part 6; (ii) five (5) Business Days shall have elapsed from the later of the date NWT received notice of the determination of the directors of Nu-Mex to accept, approve, recommend or enter into an agreement in respect of such Nu-Mex Acquisition Proposal and the date NWT received the documents pursuant to §6.3(c) hereof; and (iii) the directors of Nu-Mex determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

Termination Fee Event

6.5 If:

(a) this Agreement is terminated by Nu-Mex pursuant to §7.2(c) or by Nu-Mex or NWT pursuant to §7.2(f) and Nu-Mex is not in material breach of any representation and warranty set forth herein or shall have failed to satisfy any of the conditions precedent set forth in §5.2 hereof required to be satisfied by it;

(b) this Agreement is terminated by Nu-Mex pursuant to §7.2(b) due to a material breach by NWT of its obligations under §6.1 hereof and Nu-Mex is not in material breach of any representation and warranty set forth herein or shall have failed to satisfy any of the conditions precedent set forth in §5.2 hereof required to be satisfied by it;

(c) this Agreement is terminated by NWT or Nu-Mex pursuant to §7.2(g) and NWT is not in material breach of any representation or warranty set forth herein or shall have failed to satisfy any of the conditions precedent set forth in §5.3 hereof required to be satisfied by it. or

(d) this Agreement is terminated by NWT pursuant to §7.2(b) due to a material breach by Nu-Mex of its obligations under §6.3 hereof and NWT is not in breach of any representation and warranty set forth herein or shall have failed to satisfy any of the conditions precedent set forth in §5.3 hereof required to be satisfied by it.

then:

(e) NWT shall pay to Nu-Mex in the circumstances set forth in §6.5(a) or §6.5(b) above, at the time of the termination of this Agreement, the Termination Fee, in immediately available funds to an account designated by Nu-Mex; or

(f) Nu-Mex shall pay to NWT in the circumstances set forth in §6.5(c) or (d) above, at the time of the termination of this Agreement, the Termination Fee, in immediately available funds to an account designated by NWT.

No Party shall not be obligated to make more than one payment pursuant to this §6.5. Each Party hereby acknowledges that the Termination Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which NWT or Nu-Mex, as the case may be, will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Each Party hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Termination Fee by a Party, the other Party shall have no further claim against such Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude the other Party from seeking injunctive relief to restrain any breach or threatened breach by the Party that has paid the Termination Fee of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

PART 7

AMENDMENT AND TERMINATION

Amendment

7.1 Subject to the provisions of the Interim Order and the Plan of Arrangement, this Agreement may, at any time and from time to time before or after the holding of the NWT Meeting be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the NWT Shareholders and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the Parties;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

waive compliance with or modify any condition herein contained;

provided, however, that any such change, waiver or modification does not: (i) invalidate any required approval by the NWT Shareholders of the Arrangement; or (ii) after the holding of the NWT Meeting, result in an adverse change in the amount of consideration payable to NWT Shareholders pursuant to the Arrangement.

Termination

7.2 This Agreement may be terminated at any time prior to the Effective Date:

(a) by the mutual written consent, duly authorized by the board of directors of each of the Parties;

(b) if any of the conditions in §5.1, §5.2 or §5.3 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those Sections, subject to §5.4;

(c) by Nu-Mex if, prior to the Effective Time, a NWT Acquisition Proposal in respect of NWT has been made or proposed and the directors of NWT have made a Change in NWT Recommendation;

(d) by Nu-Mex or by NWT if the NWT Meeting shall have been held and completed and the NWT Securityholder Approval shall not have been obtained;

(e) by either Nu-Mex or NWT if the Arrangement shall not have been completed by the Completion Deadline, provided however, if the Arrangement has not been completed by such date because the NWT Meeting has not been held due to the fault of NWT (the Parties acknowledging that NWT is not at fault in the event that the NWT Meeting has not been held due to an order of a Governmental Entity), then NWT shall not be entitled to terminate this Agreement;

(f) by NWT or Nu-Mex, if NWT proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with §6.1 and §6.2 hereof, provided that concurrent with such termination, NWT pays the Termination Fee to Nu-Mex; or

(g) by NWT or Nu-Mex, if Nu-Mex proposes to enter into a definitive agreement with respect to a Nu-Mex Acquisition Proposal and/or Nu-Mex Purchase Proposal in compliance with §6.3 and §6.4 hereof, provided that concurrent with such termination, Nu-Mex pays the Termination Fee to NWT;

provided that any termination by a Party in accordance with paragraphs (b) to (g) above shall be made by such Party delivering written notice thereof to the other Party prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination each Party will be released, remised and forever discharged in respect of any and all of its obligations, claims and liabilities arising in respect of this Agreement, except for the obligations of the Parties under Sections 4.5 and 8.3; provided that termination by NWT under §7.2(f) will be inoperative until NWT has paid the Termination Fee, and provided further that termination by Nu-Mex under §7.2(g) will be inoperative until Nu-Mex has paid the Termination Fee.

PART 8

GENERAL

Notices

8.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties shall be as follows:

(a) if to Nu-Mex:

Plaza Paseo

4801 Lang Ave NE

Suite 110

Albuquerque, NM 87109

Attention: President

Facsimile: (505-) 842-5631

with a copy (which shall not constitute notice) to:

Lang Michener LLP

1500 Royal Centre

1055 West Georgia Street

P.O. Box 11117

Vancouver, British Columbia

Attention: Thomas J. Deutsch

Facsimile: (604) 685-7084

(b) if to NWT:

Suite 1001 - 543 Granville Street

Vancouver, BC V6C 1X8

Attention: President

Facsimile: (778) 370-0146

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3C2

Attention: Jay Goldman

Facsimile: (416) 644-9337

Remedies

8.2 The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, NWT (if Nu-Mex is the breaching Party) or Nu-Mex (if NWT is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties.

Expenses

8.3 The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction, the NWT Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this §8.3 shall survive the termination of this Agreement.

Time of the Essence

8.4 Time shall be of the essence in this Agreement.

Entire Agreement

8.5 This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Further Assurances

8.6 Each Party shall, from time to time, and at all times hereafter, at the request of the other, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Governing Law

8.7 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

Execution in Counterparts

8.8 This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to the Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Waiver

8.9 No waiver or release by any Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in §7.1 hereof.

No Personal Liability

8.10

(a) No director or officer of NWT shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Nu-Mex under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of NWT.

(b) No director or officer of Nu-Mex shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to NWT under this

Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Nu-Mex.

Enurement and Assignment

8.11 This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of the Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

NU-MEX URANIUM CORP.

Per:
D. Bruce Horton
President and Chief Executive Officer

NWT URANIUM CORP.

Per:
Marek J. Kreczmer President and Chief Executive Officer

SCHEDULE “A”

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

PART 1

DEFINITIONS AND INTERPRETATION

Definitions

1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) “Affiliate” shall have the meaning ascribed to such term under the Securities Act (Ontario);

(b) “Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c) “Arrangement Agreement” means the arrangement agreement made as of December 20, 2007 between Nu-Mex and NWT;

(d) “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British, Columbia or Albuquerque, New Mexico;

(e) “Court” means the Superior Court of Justice of Ontario;

(f) “Certificate of Arrangement” means the certificate giving effect to the Arrangement, issued by the Director pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

(g) “Depositary” means ◆ at its principal offices in Toronto and Vancouver];

(h) “Dissent Procedures” means the procedures set forth in section 185 of the OBCA required to be taken by a registered holder of NWT Common Shares to exercise the right of dissent in respect of such NWT Common Shares in connection with the Arrangement, as modified by Part 3 hereof, the Interim Order and the Final Order;

(i) “Dissenting Holder” means a registered holder of NWT Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their NWT Common Shares;

(j) “Effective Date” means the date shown on the Certificate of Arrangement issued in connection with the Arrangement;

(k) “Effective Time” means the first moment in time in Toronto, Ontario on the Effective Date;

(l) “Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time, pursuant to section 182 of the OBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(m) “Former NWT Shareholders” means the holders of NWT Common Shares immediately prior to the Effective Time;

(n) “Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the Arrangement;

(o) “Meeting Date” means the date of the NWT Meeting;

(p) “Nu-Mex” means Nu-Mex Uranium Corp., a corporation existing under the laws of the State of Nevada;

(q) “Nu-Mex Acquisition Stock Option Plan” means the stock option plan to be implemented by Nu-Mex;

(r) “Nu-Mex Common Shares” means common shares in the capital of Nu-Mex;

(s) “Nu-Mex Replacement Option” means the stock options to be issued under the Nu-Mex Acquisition Stock Option Plan;

(t) “Nu-Mex Replacement Warrants” means those common share purchase warrants to be issued by Nu-Mex to replace the NWT Warrants, as contemplated in the Plan of Arrangement;

(u) “NWT” means NWT Uranium Corp., a company existing under the laws of the Province of Ontario;

(v) “NWT Common Shares” means the common shares in the capital of NWT;

(w) “NWT Meeting” means the special meeting, including any adjournments or postponements thereof, of the holders of NWT Common Shares held to consider and approve, among other things, the NWT Resolution;

(x) “NWT Options” means options issued pursuant to the NWT Stock Option Plan which are outstanding immediately prior to the Effective Date;

(y) “NWT Resolution” means the special resolution of holders of NWT Common Shares to approve the Arrangement and the Arrangement Agreement;

(z) “NWT Stock Option Plan” means the 2007 Stock Option Plan of NWT;

(aa) “NWT Warrants” means those common share purchase warrants entitling the respective holders thereof to purchase NWT Common Shares outstanding immediately prior to the Effective Date;

(bb) “Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and the Arrangement Agreement and with any order of the Court;

(cc) “Proxy Circular” means the management information circular of NWT prepared for the NWT Meeting;

(dd) “Securityholders” means the holders of NWT Common Shares; and

(ee) “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Interpretation Not Affected by Headings

1.2 The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Number, Gender and Persons

1.3 In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Date for any Action

1.4 If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Statutory References

1.5 Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Currency

1.6 Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

PART 2

ARRANGEMENT

Arrangement

2.1 At the Effective Time, the following shall simultaneously occur and be deemed to simultaneously occur without any further act or formality:

(a) each NWT Common Share issued and outstanding immediately prior to the Effective Time, including any NWT Common Shares issued upon the exercise of a NWT Option but excluding any NWT Shares held by a Dissenting Holder or Nu-Mex, shall be transferred to and acquired by Nu-Mex (free and clear of any liens) and, in exchange therefore, each Former NWT Shareholder shall be entitled to receive .40 of a Nu-Mex Share for each NWT Common Share upon the presentation and surrender on behalf of the holder to the Depositary (acting on behalf of Nu-Mex) of a certificate representing the NWT Common Shares, as more fully described in §Error! Reference source not found., and, upon the transfer of the NWT Common Shares, the name of such holder shall be removed from the central securities register as a holder of NWT Common Shares and Nu-Mex shall be recorded as the registered holder of the NWT Common Shares so transferred and shall be the legal owner of such NWT Common Shares;

(b) notwithstanding the terms of the NWT Stock Option Plan, or the terms of any agreement evidencing the grant of any NWT Options, at the Effective Time, each outstanding NWT Option:

(i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; and

(ii) shall be exchanged for Nu-Mex Replacement Options (which shall be issued on substantially the same terms and conditions as the NWT Options they replace pursuant to the Nu-Mex Acquisition Stock Option Plan) save and except as to vesting and termination, such that on exercise of each Nu-Mex Replacement Option, such holder shall be entitled to acquire a number of Nu-Mex Common Shares equal to the product of (A) the number of NWT Common Shares subject to the NWT Option immediately before the Effective Time, and (B) 0.40, provided that if the foregoing would result in the issuance of a fraction of a Nu-Mex Common Share, then the number of Nu-Mex Common Shares otherwise issued on exercise of the Nu-Mex Replacement Option shall be rounded down to the nearest whole number of Nu-Mex Common Shares, and the exercise price per Nu-Mex

Common Share of such Nu-Mex Replacement Option shall be denominated in the same currency as applicable to the NWT Option that it replaces and shall be an amount (rounded down to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per NWT Common Share subject to such NWT Option immediately before the Effective Time divided by (B) 0.40. Except as set out above, the conditions to and manner of exercising, status under applicable laws and all other terms and conditions of each such Nu-Mex Replacement Option will be unchanged from those contained in the Nu-Mex Acquisition Stock Option Plan or otherwise applicable to the Nu-Mex Options.

(iii) Notwithstanding the foregoing, with respect to any Option holder subject to U.S. tax law, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Nu-Mex Common Shares that a holder is entitled to acquire on exercise of the Nu-Mex Replacement Option exceeds the amount payable to acquire such shares under the Nu-Mex Replacement Option (the “Nu-Mex Stock Option In-The-Money Amount”) exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the NWT Common Shares that the holder was entitled to acquire on exercise of the NWT Option exceeds the amount payable to acquire such shares under the NWT Option (the “NWT Option In-The-Money Amount”), the exercise price of the Nu-Mex Replacement Option or the number of Nu-Mex Common Shares which may be acquired on exercise of the Nu-Mex Replacement Option will be adjusted accordingly with effect at and from the Effective Time to ensure that (i) the Nu-Mex Replacement Option In-The-Money Amount does not exceed the NWT Option In-The-Money Amount and (ii) the ratio of the amount payable to acquire Nu-Mex Common Shares to the value of such shares to be acquired immediately after the Effective Time is not greater than the ratio of the amount payable to acquire NWT Common Shares to the value of such shares to be acquired immediately before the Effective Time. For purposes of this §2.1(iii), in accordance with the final two sentences of U.S. Treasury Regulation Section 1.424-1(a)(9), the fair market value of each NWT Common Share shall be treated as equal to the fair market value of a Nu-Mex Share multiplied by 0.40; and

(c) notwithstanding the terms of any agreement or certificate evidencing any NWT Warrants, at the Effective Time, each outstanding NWT Warrant:

(iv) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; and

(v) shall be exchanged for Nu-Mex Replacement Warrants (which shall be issued on the same terms and conditions as the NWT Warrants they replace), such that on exercise of each Nu-Mex Replacement Warrant, such holder shall be entitled to acquire a number of Nu-Mex Common Shares equal to the product of (A) the number of NWT Common Shares subject to the NWT Warrant immediately before the Effective Time, and (B) 0.40, provided that if the foregoing would result in the issuance of a fraction of a Nu-Mex Common Share, then the number of Nu-Mex Common Shares otherwise issued on exercise of the Nu-Mex Replacement Warrant shall be rounded down to the nearest whole number of Nu-Mex Common Shares, and the exercise price per Nu-Mex Common Share of such Nu-Mex Replacement Warrant shall be denominated in the same currency as applicable to the NWT Warrant that it replaces and shall be an amount (rounded down to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per NWT Common Share subject to such NWT Warrant immediately before the Effective Time divided by (B) 0.40.

Delivery of Consideration

2.2

(a)At or prior to the Effective Date, Nu-Mex will deposit with the Depositary a certificate representing the Nu-Mex Common Shares payable and issuable in accordance with the provisions of §2.1 hereof. Subject to §2.1(a), on and after the Effective Time, certificates formerly representing NWT Common Shares (other than NWT Common Shares beneficially owned, directly or indirectly, by Nu-Mex) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in §2.1(a) in accordance with the terms of the Arrangement.

(b)As soon as practicable after the Effective Date, upon a Former NWT Shareholder depositing with the Depositary certificates representing NWT Common Shares accompanied by a duly completed letter of transmittal and such other documents and instruments as the Depositary may reasonably require, Nu-Mex shall cause the Depositary to deliver, to the Holder or otherwise in accordance with the letter of transmittal, the share certificates evidencing the Nu-Mex Common Shares to which such Holder is entitled in accordance with the terms of the Arrangement.

Fractional Shares

2.3 No fractional Nu-Mex Common Shares will be issued to Former NWT Shareholders. If a Former NWT Shareholder is entitled to receive a fractional Nu-Mex Common Share, the number of Nu-Mex Common Shares issuable to such Former NWT Shareholder under the Arrangement will be rounded down to the nearest whole number of Nu-Mex Common Shares such Former NWT Shareholder is entitled to received under the Arrangement.

Binding Effect

2.4 This Plan of Arrangement will become effective on, and be binding on and after, the Effective time on Nu-Mex, NWT, holders of NWT Common Shares, holders of NWT Options and holders of NWT Warrants.

PART 3

DISSENT PROCEDURES

Dissent Procedures

3.1 Registered holders of NWT Common Shares may exercise Dissent Procedures with respect to NWT Common Shares in connection with the Arrangement, provided that,

notwithstanding the Dissent Procedures, the written objection to the NWT Resolution must be sent to NWT by registered holders of NWT Common Shares who wish to dissent at least two days before the NWT Meeting or any date to which the NWT Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a) are ultimately entitled to be paid fair value for their NWT Common Shares, which fair value shall be the fair value of such shares immediately before the passing of the NWT Resolution, shall be paid an amount equal to such fair value by NWT solely out of NWT’s own funds; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their NWT Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of NWT Common Shares and shall be entitled to receive only the consideration contemplated in §2.1 hereof, as the case may be, that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Nu-Mex, NWT or any other person be required to recognize holders of NWT Common Shares who exercise Dissent Procedures as holders of NWT Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of NWT Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of NWT Common Shares, as the case may be, at the Effective Time.

PART 4

DELIVERY OF NU-MEX COMMON SHARES

Lost Certificates

4.1 In the event any certificate that immediately prior to the Effective Time represented one or more outstanding NWT Common Shares that were exchanged in accordance with §2.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such NWT Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary shall, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing the Nu-Mex Common Shares to which such holder is entitled under the Plan of Arrangement. When authorizing such issuance, as a condition precedent to the delivery of such Nu-Mex Common Shares the holder of NWT Common Shares shall give a bond satisfactory to Nu-Mex and the Depositary in such amount as Nu-Mex and the Depositary may direct, or otherwise indemnify Nu-Mex and the Depositary in a manner satisfactory to Nu-Mex and the Depositary, against any claim that may be made against Nu-Mex or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of NWT.

Withholding Rights

4.2 Nu-Mex , NWT and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former NWT Shareholder such amounts as Nu-Mex, NWT or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former NWT Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Limitation and Proscription

4.3 To the extent that a Former NWT Shareholder shall not have complied with the provisions of §Error! Reference source not found. hereof on or before the date that is six years after the Effective Date and shall have not delivered to the Depositary, any certificate which prior to the Effective Time represented NWT Common Shares (the “final proscription date”, then the entitlement of such Former NWT Shareholder to receive Nu-Mex Common Shares under this Plan of Arrangement shall cease as of such final proscription date and such Former NWT Shareholder shall thereafter have no claim or interest of any kind or nature against Nu-Mex or NWT and shall be deemed to have surrendered to Nu-Mex all rights and interest in such shares together with all entitlements to dividend distributions and interest thereon.

PART 5

AMENDMENTS AND TERMINATION

Amendments to Plan of Arrangement

5.1

(a) Nu-Mex and NWT reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing; (ii) agreed to in writing by Nu-Mex and NWT; (iii) filed with the Court and, if made following the NWT Meeting, approved by the Court; and (iv) communicated to holders or former holders of NWT Common Shares, NWT Options and NWT Warrants if and as required by the Court

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by NWT at any time prior to the NWT Meeting provided that Nu-Mex shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the NWT Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the NWT Meeting shall be effective only if: (i) it is consented to in writing by each of Nu-Mex and NWT; and (ii) if required by the Court, it is consented to by holders of the NWT Common Shares voting in the manner directed by the Court.

Termination of Plan of Arrangement

5.2 At any time up until the time the Final Order is made, Nu-Mex and NWT may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of

Arrangement, notwithstanding any prior approvals given at the NWT Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: January 9, 2008